UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-39914

Affinity Bancshares, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland	**82-1147778**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3175 Highway 278, Covington, Georgia	**30014**
(Address of principal executive offices)	(Zip code)

(770) 786-7088
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of exchange on which registered
Common Stock, par value $0.01 per share	**AFBI**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the common stock of $21.20 as of June 30, 2024, was $114.1 million.

As of March 19, 2025 there were 6,387,329 shares outstanding of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2025 Annual Meeting of Stockholders. (Part III)

TABLE OF CONTENTS

ITEM 1. <u>Business</u>

Forward Looking Statements

This annual report contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "contemplate," "continue," "potential," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Accordingly, you should not place undue reliance on such statements. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this annual report.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- effects of conditions in the financial markets and economic conditions generally, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding and to continue to fund our operations;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- changes in liquidity, which is essential to our business;

- the soundness of other financial institutions could adversely affect us;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions, including with respect to our ability to charge overdraft fees;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

- monetary and fiscal policies of the U. S. Government, including policies of the U. S. Treasury and the Board of Governors of the Federal Reserve Bank (the "Federal Reserve Board");

- changes in tax laws;

- the effects of any Federal government shutdown;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- failure or breaches of information technology security systems;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk in the current economic environment;

- our ability to introduce new products and services, enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we have acquired or may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- the ability of the U. S. Government to remain open, function properly and manage federal debt limits;

- our compensation expense associated with equity allocated or awarded to our employees;

- the effects of climate change;

- the effects of domestic and international hostilities, including terrorism;

- the imposition of tariffs or other domestic or international governmental policies;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own; and

- the effects of any public health emergencies, pandemic disease, natural disaster, war, accident, or similar action or event.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

Affinity Bancshares, Inc.

Affinity Bancshares, Inc. ("Affinity Bancshares") is a Maryland corporation that was incorporated in 2020 to be the successor corporation to Community First Bancshares, Inc., a federal corporation, upon completion of the second-step mutual-to-stock conversion (the "Conversion") of Community First Bancshares, MHC, the top tier mutual holding company of Community First Bancshares, Inc. Community First Bancshares, Inc. was the former mid-tier holding company for Affinity Bank (formerly named Newton Federal Bank). Prior to completion of the Conversion, approximately 54% of the shares of common stock of Community First Bancshares, Inc. were owned by Community First Bancshares, MHC. In conjunction with the Conversion, Community First Bancshares, Inc. was merged into Affinity Bancshares, Inc. (and ceased to exist) and Affinity Bancshares, Inc. became its successor holding company for Affinity Bank.

Affinity Bancshares, Inc. conducts its operations primarily through its wholly owned subsidiary, Affinity Bank, National Association, ("Affinity Bank"), a national bank. Affinity Bancshares, Inc. manages its operations as one unit, and thus does not have separate operating segments. At December 31, 2024, Affinity Bancshares, Inc. had total assets of $866.8 million, loans of $714.1 million, deposits of $673.5 million, and stockholders' equity of $129.1 million.

The executive offices of Affinity Bancshares, Inc. are located at 3175 Highway 278, Covington, Georgia 30014, and its telephone number is (770) 786-7088. Affinity Bancshares, Inc. is subject to comprehensive regulation and examination by the Federal Reserve Board.

Affinity Bank

Affinity Bank is a national bank headquartered in Covington, Georgia. Affinity Bank changed its name from Newton Federal Bank in connection with the Conversion. Newton Federal Bank was originally chartered in 1928 as a Georgia-chartered mutual building and loan association under the name Newton County Building and Loan Association, and we continue to operate under the name "Newton Federal Bank, a Division of Affinity Bank" in Newton Federal Bank's legacy market area. We converted to a national bank charter in September 2023.

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in commercial real estate loans, commercial and industrial loans and residential real estate loans and, to a lesser extent, construction and land loans and consumer loans. We also invest in securities, which have historically consisted primarily of mortgage-backed securities and obligations issued by U.S. government sponsored enterprises and Federal Home Loan Bank stock. We offer a variety of deposit accounts, including checking accounts, savings accounts and certificates of deposit accounts. In addition, we gather deposits nationwide through our virtual bank, FitnessBank, which accepts deposits and provides higher interest rates based on customers meeting certain fitness goals. We have also used Federal Home Loan Bank borrowings to fund our operations.

Affinity Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency. Affinity Bank is a member of the Federal Home Loan Bank system. We use three website addresses: www.myaffinitybank.com, www.newtonfederal.com, and FitnessBank.fit. Information on our websites is not considered a part of this report.

Market Area

We conduct our operations from our main office and one additional branch office in Covington, Georgia, which is located in Newton County, Georgia, and one branch office in Atlanta, Georgia, which is located in Cobb County, as well as a commercial loan production office located in Alpharetta, Georgia, which is in Fulton County. Our indirect automobile lending division, Affinity Bank Dealer Select, operates from an office in Monroe, Georgia. In addition, we gather deposits nationwide through our virtual bank, FitnessBank.

We believe that we have developed products and services that will meet the financial needs of our current and future customer base, and we continually plan to enhance our products and services to meet the changing needs of customers. Marketing strategies focus on the strength of our knowledge of local consumer and small business markets, our understanding of the dental practice market and indirect automobile lending, as well as expanding relationships with current customers and reaching out to develop new, profitable business relationships.

Competition

We face competition within our local market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies and credit unions and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. As of June 30, 2024 (the most recent date for which data is available), our market share of deposits represented 19.83% of Federal Deposit Insurance Corporation-insured deposits in Newton County and 1.60% in Cobb County, ranking us first and 14th, respectively, in market share of deposits out of eight institutions operating in Newton County and 24 institutions operating in Cobb County.

Lending Activities

General. Our historical lending activity consists of originating commercial real estate loans, commercial and industrial loans and residential real estate loans and, to a lesser extent, construction and land loans and consumer loans. We have a specialized expertise in lending to dentists and dental practices, since 2002, with loans to the dental industry totaling $185.4 million, or 26.0% of our loan portfolio, as of December 31, 2024. Of this amount, 62% consisted of commercial business loans and 38% consisted of commercial real estate loans.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated. In addition to the loans included in the table below, at December 31, 2024, we had no loans held for sale, no loans in process, $969,000 of deferred loan fees, and $3.0 million in indirect auto dealer reserve costs.

	At December 31,			
	2024		2023	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial (secured by real estate - owner occupied)	$ 156,923	21.97%	$ 157,691	23.89%
Commercial (secured by real estate - non-owner occupied)	166,662	23.34%	145,100	21.99%
Commercial and industrial	148,150	20.75%	140,407	21.28%
Construction, land and acquisition & development	67,622	9.47%	47,685	7.23%
Residential mortgage 1-4 family	54,142	7.58%	53,650	8.13%
Consumer installment	120,616	16.89%	115,343	17.48%
Total	714,115	100.00%	659,876	100.00%
Less:				
Allowance for losses	(8,496)		(8,921)	
Total loans, net	$ 705,619		$ 650,955	

Contractual Maturities. The following table sets forth the contractual maturities of our total loan portfolio at December 31, 2024. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

December 31, 2024	Due in one year or less	After one through five years	After five through 15 years	After 15 years	Total
	(In thousands)				
Amounts due in:					
Commercial (secured by real estate - owner occupied)	$ 10,896	$ 63,453	$ 74,065	$ 8,509	$ 156,923
Commercial (secured by real estate - non-owner occupied)	4,188	108,289	49,200	4,985	166,662
Commercial and industrial	2,614	34,166	111,370	—	148,150
Construction, land and acquisition & development	51,903	11,410	3,575	734	67,622
Residential mortgage	2,265	4,728	22,926	24,223	54,142
Consumer installment	837	76,136	43,643	—	120,616
	$ 72,703	$ 298,182	$ 304,779	$ 38,451	$ 714,115

The following table sets forth our fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2024.

	Due After December 31, 2025		
	Fixed	Adjustable	Total
	(In thousands)		
Commercial (secured by real estate - owner occupied)	$ 141,758	$ 4,269	$ 146,027
Commercial (secured by real estate - non-owner occupied)	149,232	13,241	162,473
Commercial and industrial	140,285	5,250	145,535
Construction, land and acquisition & development	9,113	6,606	15,719
Residential mortgage 1-4 family	35,008	16,869	51,877
Consumer installment	119,676	103	119,779
Total loans	$ 595,072	$ 46,338	$ 641,410

Commercial and Industrial Loans. We make commercial and industrial loans, primarily in our market area, to a variety of professionals, sole proprietorships and small businesses, including dental loans, which are originated throughout the Southeastern United States. These loans are generally secured by business assets, and we may support this collateral with junior liens on real property. At December 31, 2024, commercial and industrial loans were $148.2 million, or 20.8% of our gross loans. As part of our relationship driven focus, we encourage our commercial borrowers to maintain their primary deposit accounts with us, which enhances our interest rate spread and net interest margin.

Commercial lending products include term loans and revolving lines of credit. Commercial loans and lines of credit are made with either adjustable or fixed rates of interest. Adjustable rates and fixed rates are based on the prime rate as published in The Wall Street Journal, plus a margin. We are focusing our efforts on experienced, growing small- to medium-sized, privately-held companies with solid historical and projected cash flows that operate in our market areas.

When making commercial and industrial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts of up to 80% of the value of the collateral securing the loan.

Our commercial business loans to dental professionals totaled $115.1 million at December 31, 2024. The significant majority of these loans are secured by practice assets with the goodwill of each practice providing the value for lending. We consider numerous factors when underwriting dental loans, including transactional risk related to the selling doctor in a practice purchase, if applicable, procedures performed, insurance taken and the good standing of the dentist by state boards. We lend across all dental specialties: general, cosmetic, orthodontist, endodontist, periodontist, pediatric, and oral surgery. The majority of our dental loans are originated to professionals and practices located in the State of Georgia, with the remainder originated through the adjoining states. We target dental practice loans with principal balances between $250,000 and $750,000, although we will originate dental practice loans with principal balances in excess of $750,000. Most of our dental loans are to solo practitioners or small practices with two professionals. We remain knowledgeable of trends in the dental industry through regular contact with our borrowers as well as through our participation in dental managers associations and our dental advisory board.

Our largest commercial and industrial loan at December 31, 2024 totaled $3.4 million, was originated in 2020 and is secured by all business assets. At December 31, 2024, this loan was performing in accordance with its terms.

Commercial Real Estate Loans. Our commercial real estate loans (which includes owner occupied and non-owner occupied loans) are secured primarily by dental/medical professional properties, church campuses and other small businesses. At December 31, 2024, we had $323.6 million in commercial real estate loans, representing 45.3% of our total loan portfolio. At that date, $156.9 million, or 22.0% of our commercial real estate loans, were secured by owner-occupied properties. This amount included $77.7 million of dental and medical loans, $18.8 million of church loans and $12.1 million of convenience store loans.

Most of our commercial real estate loans are balloon loans with a five-year initial term and a 20-year amortization period. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%. All of our commercial real estate loans are subject to our underwriting procedures and guidelines. At December 31, 2024, our largest commercial real estate loan totaled $8.6 million and is secured by a well-established, anchored, retail shopping center. At December 31, 2024, this loan was performing in accordance with its terms.

We consider several factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including credit history, profitability, and expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). Most of our commercial real estate loans are appraised by outside independent appraisers approved by the board of directors, although we are only required to obtain independent appraisals on commercial real estate loans in amounts of $500,000 or greater. Personal guarantees are generally obtained from the principals of commercial real estate borrowers.

Residential Mortgage Loans. At December 31, 2024, we had $54.1 million of loans secured by one- to four-family real estate, representing 7.6% of our total loan portfolio. We currently originate adjustable-rate and fixed-rate one- to four-family residential real estate loans, although our ability to originate adjustable-rate residential mortgage loans is significantly limited in the current interest rate environment. We historically originated fixed-rate one- to four-family residential real estate loans with balloon terms, but recently began originating adjustable-rate one- to four-family residential real estate loans. At December 31, 2024, $17.6 million, or 33.0%, of our one- to four-family residential real estate loans were adjustable-rate loans.

Our one- to four-family residential real estate loans are generally underwritten to internal guidelines, although we generally follow the documentation practices of Fannie Mae guidelines. We generally originate one- to four-family residential real estate loans in amounts up to $150,000, although we will originate loans above this amount. The significant majority of our one- to four-family residential real estate loans are secured by properties located in our primary market area.

We generally limit the loan-to-value ratios of our one- to four-family residential mortgage loans to 89.9% of the purchase price or appraised value, whichever is lower.

We currently offer one- to four-family residential real estate loans with terms of up to 15 years. Our adjustable-rate one- to four-family residential real estate loans have a five or seven year initial fixed rate.

We do not offer "interest only" mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not currently offer "subprime loans" on one- to four-family residential real estate loans (i.e., generally loans to borrowers with credit scores less than 620).

Construction and Land Loans. We make construction loans, primarily to individuals for the construction of their primary residences and to contractors and builders of single-family homes. We also make a limited amount of land loans to complement our construction lending activities, as such loans are generally secured by lots that will be used for residential development. Land loans also include loans secured by land purchased for investment purposes. At December 31, 2024, our residential construction loans totaled $67.6 million, representing 9.5% of our total loan portfolio, and included $5.7 million of land and lot loans. At December 31, 2024 there was $734,000 of single-family construction loans to individuals and $53.6 million to contractors and builders. In addition, we had $7.4 million of commercial construction and development loans as of December 31, 2024, which included $3.3 million of commercial development and land loans.

While we may originate loans to contractors and builders whether or not the collateral property underlying the loan is under contract for sale, we consider each project carefully in light of current residential real estate market conditions. We actively monitor the number of unsold homes in our construction loan portfolio and local housing markets to attempt to maintain an appropriate balance between home sales and new loan originations. We generally will limit the maximum number of speculative units (units that are not pre-sold) approved for each builder. We have attempted to diversify the risk associated with speculative construction lending by doing business with experienced small and mid-sized builders within our market area.

We also originate construction loans for commercial development projects, including retail buildings, houses of worship, small industrial projects, hotels and office buildings. Most of our construction loans are interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 12 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full.

Construction loans generally can be made with a maximum loan-to-value ratio of 75% of the estimated appraised market value upon completion of the project. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan.

Consumer Loans. We offer a limited range of consumer loans, principally to customers residing in our primary market area with other relationships with us and with acceptable credit ratings. Our consumer loans generally consist of indirect loans on new and used automobiles, loans secured by deposit accounts and unsecured personal loans. At December 31, 2024, consumer and other loans were $120.6 million, or 16.9% of gross loans.

In 2018, we established our indirect automobile lending division, Affinity Bank Dealer Select ("ABDS"), which currently operates from an office in Monroe, Georgia. This division has an experienced manager and sales team to operate this line of business. At December 31, 2024, we had $119.6 million in indirect automobile loans, and our internal policies limit such loans to 200% of capital and 25% of our loan portfolio.

ABDS purchases retail installment sales contracts from dealerships in the states of Alabama, Georgia, Florida, Tennessee, North Carolina, South Carolina, Kentucky and Virginia. A dealership submits credit applications to ABDS for consideration. ABDS fully underwrites each loan for creditworthiness, vehicle valuation, debt ratios and the consumer's stability. ABDS underwrites each loan to ensure all credit policy guidelines are followed. Applications that are approved and counter-offered are submitted to ABDS for verification and funding.

All dealerships that submit retail installment contracts to ABDS sign a separate retail dealer agreement that makes representations and warranties to ABDS with respect to our security interest and the accuracy and validity of all information provided during the credit application and contract process. Borrowers are responsible for carrying full coverage insurance during the life of the loan, but ABDS has a blanket Vendor Single Interest policy in place to cover all loans in case of lapse of coverage, skip or confiscation.

Loan Underwriting Risks

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide quarterly, semi-annual or annual financial statements, depending on the size of the loan, on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor's cash flows and the borrower's other projects, of at least 1.20x. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. With respect to dental practice loans, the goodwill of a practice provides the value for lending.   Most often, collateral for commercial and industrial loans consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Construction and Land Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Balloon Loans. Although balloon mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they reprice at the end of the term, the ability of the borrower to renew or repay the loan and the marketability of the underlying collateral may be adversely affected if real estate values decline prior to the expiration of the term of the loan or in a rising interest rate environment.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying collateral also may be adversely affected in a high interest rate environment.

Consumer Loans. Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Indirect automobile loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted automobile loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Automobile loan collections depend on the borrower's continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank channels, namely automobile dealers.

Originations, Purchases and Sales of Loans

Lending activities are conducted by our salaried loan personnel operating at our main and branch office locations and our loan production office. All loans originated by us are underwritten pursuant to our policies and procedures. We originate fixed-rate loans and adjustable-rate loans. Our ability to originate fixed-rate loans or adjustable-rate loans depends on relative customer demand for such loans, which is affected by current and expected future levels of market interest rates. We originate real estate and other loans through our loan officers, marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders and attorneys.

We sometimes purchase whole loans from third parties to supplement our loan production. These loans generally consist of loans to health care professionals and loans secured by manufactured housing. At December 31, 2024, we had $10.2 million of whole loans that we purchased. The majority of our purchased loans are to borrowers who are not located in our primary market area.

In addition from time to time, we may purchase or sell participation interests in loans. We underwrite our participation interest in the loan that we are purchasing according to our own underwriting criteria and procedures.

We do not originate significant amounts of loans for sale, but we occasionally sell loans, primarily to generate fee income. At December 31, 2024, we had no loans held for sale.

Loan Approval Procedures and Authority

Pursuant to federal law, the aggregate amount of loans that Affinity Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Affinity Bank's unimpaired capital and surplus. At December 31, 2024, based on the 15% limitation, Affinity Bank's loans-to-one-borrower limit was approximately $15.7 million. On the same date, Affinity Bank had no borrowers with outstanding balances in excess of this amount. At December 31, 2024, our largest loan relationship with one borrower was $8.6 million for commercial real estate, and the underlying loans were performing in accordance with their terms on that date.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

All loan approval amounts are based on the aggregate loans (total credit exposure), including total balances of outstanding loans and the proposed loan to the individual borrower and any related entity. Our Chief Executive Officer and our Chief Credit Officer each has individual authorization to approve loans up to $1.0 million, and, combined, can approve loans up to $3.5 million. Two Senior Credit Managers can approve loans up to $500,000 each, or the two of these individuals together can approve loans up to $1.0 million combined. No individual loan officer has approval authority in excess of $300,000 individually, and such authority cannot be combined with other officers. Loans in excess of $3.5 million require the approval of our full board of directors.

Generally, we require title insurance or abstracts on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan.

Delinquencies and Asset Quality

Delinquency Procedures. When a loan payment becomes 15 days past due, we contact the customer by mailing a late notice, and loan officers may contact their customers. If a loan payment becomes 30 days past due, we mail an additional late notice and a loan-specific letter written by a collection representative, and we also place telephone calls to the borrower. These loan collection efforts continue until a loan becomes 90 days past due, at which point we would refer the loan for foreclosure proceedings unless management determines that it is in the best interest of Affinity Bank to work further with the borrower to arrange a workout plan. The foreclosure process would begin when a loan becomes 120 days delinquent. From time to time we may accept deeds in lieu of foreclosure.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to non-performing, the measurement of the loan in the allowance for credit losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for specific reserve based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit loss ("ACL") on loans and leases, a change to the allowance for credit losses is generally not recorded upon modification. However, when principal forgiveness is provided, the amortized cost basis of the asset is written off against the ACL on loans and leases. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

Delinquent Loans. The following tables set forth our loan delinquencies, by type and amount at the dates indicated.

| | At December 31, | | | | | |
| | 2024 | | | 2023 | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)					
Commercial (secured by real estate - owner occupied	$ 370	$ 320	$ —	$ —	$ —	$ —
Commercial (secured by real estate - non-owner occupied	—	—	—	—	—	—
Commercial and industrial	1	—	—	—	—	—
Commercial, land and acquisition & development	—	—	—	—	—	—
Residential mortgage	1,117	97	—	2,534	—	—
Consumer installment	526	76	—	246	—	—
Total	$ 2,014	$ 493	$ —	$ 2,780	$ —	$ —

Non-Performing Assets. The following table sets forth information regarding our non-performing assets.

| | At December 31, | |
| | 2024 | 2023 |
	(Dollars in thousands)	
Non-accrual loans:		
Commercial (secured by real estate - owner occupied)	$ 1,996	$ —
Commercial (secured by real estate - non-owner occupied)	152	4,505
Commercial and industrial	—	—
Construction, land and acquisition & development	17	—
Residential mortgage 1-4 family	2,313	2,504
Consumer installment	299	417
Total non-accrual loans	4,777	7,426
Real estate owned:		
Commercial (secured by real estate - owner occupied)	—	—
Commercial (secured by real estate - non-owner occupied)	—	2,850
Commercial and industrial	—	—
Construction, land and acquisition & development	—	—
Residential mortgage 1-4 family	—	—
Consumer installment	—	—
Total real estate owned	—	2,850
Total non-performing assets	$ 4,777	$ 10,276
Total non-performing loans to total loans	0.67%	1.13%
Total non-performing assets to total assets	0.55%	1.22%

The decrease in non-accrual non-owner occupied commercial real estate loans was due to loans on nonaccrual paid off in 2024, while the decrease in real estate owned was due to sale that occurred in second quarter of 2024.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the Office of the Comptroller of the Currency and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

Allowance for Credit Losses

ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Accrued interest receivable is excluded from the estimate of credit losses.

Management determines the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in economic conditions, property values, or other relevant factors.

For the majority of loans and leases, the ACL is calculated using a discounted cash flow methodology applied at a loan level with a one-year reasonable and supportable forecast period and a two-year straight-line reversion period. The ACL-loans is measured on a collective basis when similar risk characteristics exist.

As an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

The following table sets forth activity in our allowance for credit losses for the periods indicated.

| | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
	(Dollars in thousands)			
Allowance at beginning of period	$	8,921	$	9,325
Provision for credit losses		225		—
Charge offs:				
Commercial (secured by real estate - owner occupied)		—		(204)
Commercial (secured by real estate - non-owner occupied)		(164)		—
Commercial and industrial		—		(3)
Construction, land and acquisition & development		—		—
Residential mortgage 1-4 family		(50)		—
Consumer installment		(527)		(307)
Total charge-offs		(741)		(514)
Recoveries:				
Commercial (secured by real estate - owner occupied)		—		8
Commercial (secured by real estate - non-owner occupied)		—		—
Commercial and industrial		9		1
Construction, land and acquisition & development		—		—
Residential mortgage 1-4 family		—		49
Consumer installment		82		52
Total recoveries		91		110
Net (charge-offs) recoveries		(650)		(404)
Allowance at end of period	$	8,496	$	8,921
Allowance to non-performing loans		177.86%		120.14%
Allowance to total loans outstanding at the end of the period		1.19%		1.35%
Net (charge-offs) recoveries to average loans outstanding during the period		(0.09)%		(0.06)%

The following table sets forth information with respect to charge-offs and recoveries by loan category.

| | For the Year Ended December 31, | | | | | | |
| | 2024 | | | | 2023 | | |
	Average Balance	Net (Recoveries) / Charge-offs	% of Net (Recoveries) / Charge-offs to Average Balance		Average Balance	Net (Recoveries) / Charge-offs	% of Net (Recoveries) / Charge-offs to Average Balance
Commercial (secured by real estate - owner occupied)	$ 162,326	$ —	—		$ 163,863	$ 196	0.12%
Commercial (secured by real estate - non-owner occupied)	155,991	164	0.11%		142,404	—	—
Commercial and industrial	146,035	(9)	(0.01)%		148,149	2	—
Construction, land and acquisition & development	54,669	—	—		40,337	—	—
Residential mortgage	51,816	50	0.10%		52,208	(49)	0.09%
Consumer installment	117,464	445	0.38%		113,798	255	0.22%
Total gross loans	688,301	$ 650	0.09%		660,759	$ 404	0.06%
Deferred loan fees, net	814				714		
Total loans outstanding at end of year	$ 687,487				$ 660,045		

Allocation of Allowance for Credit Losses. The following tables set forth the allowance for credit losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,						
	2024				2023		
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans		Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
			(Dollars in thousands)				
Commercial (secured by real estate - owner occupied)	$ 1,082	13.62%	21.97%	$	1,397	17.46%	23.89%
Commercial (secured by real estate - non-owner occupied)	1,115	14.04%	23.34%		1,298	16.23%	21.99%
Commercial and industrial loans	1,753	22.07%	20.75%		1,806	22.57%	21.28%
Construction and land	1,134	14.28%	9.47%		927	11.59%	7.23%
One- to four-family residential	1,227	15.45%	7.58%		1,038	12.98%	8.13%
Consumer loans	1,632	20.54%	16.89%		1,534	19.17%	17.48%
Total allocated allowance	7,943	100.00%	100.00%		8,000	100.00%	100.00%
Unallocated	553				921		
Total	$ 8,496			$	8,921		

Investment Activities

General. The goals of our investment policy are to provide liquidity, meet pledging requirements, generate a reasonable rate of return, and minimize risk. Subject to loan demand and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity. We have invested a substantial portion of the proceeds of the offering in short-term and other investments, including U.S. government securities.

Our investment policy was adopted by the board of directors and is reviewed annually by the board of directors. All investment decisions are made by our Asset/Liability Management Committee, consisting of our President and Chief Executive Officer, the Chairman of the Board, another member of the board of directors, and other members of senior management. The Chief Financial Officer provides an investment schedule detailing the investment portfolio, which is reviewed at least monthly by the board of directors.

Our current investment policy permits, with certain limitations, investments in: U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate and municipal bonds; certificates of deposit in other financial institutions; federal funds and money market funds.

At December 31, 2024, our investment portfolio consisted of U.S. Treasury securities, securities and obligations issued by U.S. government-sponsored enterprises and the Federal Home Loan Bank of Atlanta, municipal securities and corporate securities. At December 31, 2024, we owned $2.5 million of Federal Home Loan Bank of Atlanta stock. As a member of Federal Home Loan Bank of Atlanta, we are required to purchase stock in the Federal Home Loan Bank of Atlanta, which stock is carried at cost and classified as restricted equity securities. In addition, at December 31, 2024, we owned $250,000 of First National Bankers Bank stock and $2.7 million in Federal Reserve Bank stock. The table below presents the maturity schedule at December 31, 2024 for available-for-sale securities.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
U.S. Treasury securities	$—	—	$2,987	1.33%	$2,200	1.69%	$—	—	$5,187	$4,567	1.48%
Municipal securities – tax exempt	—	—	—	—	—	—	520	2.07%	520	433	2.07%
Municipal securities – taxable	—	—	—	—	2,041	2.11%	—	—	2,041	1,671	2.11%
U.S. Government sponsored enterprises	—	—	—	—	2,022	1.62%	9,815	2.31%	11,837	8,481	2.19%
Government agency mortgage-backed securities	—	—	2,481	1.86%	7,891	2.23%	4,704	2.30%	15,076	12,344	2.19%
Corporate securities	—	—	3,988	6.45%	5,498	4.54%	—	—	9,486	9,006	5.34%
Total	$—	—	$9,456	3.63%	$19,652	2.74%	$15,039	2.30%	$44,147	$36,502	2.78%

Following is a maturity schedule at December 31, 2024 for held-to-maturities securities.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Government agency mortgage-backed securities	$—	—	$—	—	$—	—	$715	3.23%	$715	$612	3.23%
Corporate securities	3,952	5.96%	10,396	6.22%	12,281	6.28%	—	—	26,629	26,674	6.21%
Total	$3,952	5.96%	$10,396	6.22%	$12,281	6.28%	$715	3.23%	$27,344	$27,286	6.14%

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also may use borrowings to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from our primary market area. We also generate deposits nationwide through our virtual bank, FitnessBank, which accepts deposits and provides higher interest rates based on customers meeting certain fitness goals. We offer a selection of deposit accounts, including savings accounts, checking accounts, certificates of deposit and individual retirement accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have the authority to accept brokered deposits and had $106.3 million in brokered certificates of deposit as of December 31, 2024. We also offer a Kasasa (rewards) deposit program, which promotes free checking accounts with either attractive interest rates or cash-back rewards.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. We rely upon personalized customer service, long-standing relationships with customers, and the favorable image of Affinity Bank in the community to attract and retain deposits. We also seek to obtain deposits from our commercial loan customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,					
	2024			**2023**		
	Amount	**Percent**	**Average Rate**	**Amount**	**Percent**	**Average Rate**
	(Dollars in thousands)					
Non-interest-bearing checking	$ 151,395	22.48%	—	$ 154,689	22.93%	—
Interest-bearing checking	73,841	10.96%	0.51%	85,362	12.66%	0.29%
Money market accounts	148,752	22.09%	3.24%	138,673	20.56%	2.52%
Savings accounts	76,053	11.29%	2.86%	74,768	11.09%	2.62%
Certificates of deposit	223,440	33.18%	4.21%	220,951	32.76%	3.81%
Total	$ 673,481	100.00%	2.49%	$ 674,443	100.00%	2.09%

As of December 31, 2024, the aggregate amount of all our certificates of deposit in amounts greater than or equal to $250,000 was approximately $35.2 million. The following table sets forth the maturity of these certificates as of December 31, 2024.

	At December 31, 2024
	(In thousands)
Maturity Period:	
Three months or less	$ 7,253
Over three through six months	13,579
Over six through twelve months	11,615
Over twelve months	2,738
Total	$ 35,185

At December 31, 2024 and 2023, there was $97.2 million and $95.5 million, respectively of uninsured deposits. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank's regulatory reporting requirements. As of those dates, we had no deposits that were uninsured for any reason other than being in excess of the federal deposit insurance limit.

Borrowings. As of December 31, 2024, we had $40.0 million available on our line of credit with the Federal Home Loan Bank of Atlanta. The balances outstanding in FHLB advances were $54.0 million and $40.0 million at December 31, 2024 and 2023, respectively. The weighted average rate was 3.81% and 3.86% at December 31, 2024 and 2023, respectively. We also had $4.8 million outstanding under the Bank Term Funding Program at December 31, 2024.

In addition to the Federal Home Loan Bank of Atlanta line of credit, we have three unsecured federal funds lines of credit, totaling $32.5 million. At December 31, 2024 and 2023 $0 was outstanding on these lines of credit.

Subsidiary Activities

Affinity Bancshares, Inc. has no subsidiaries other than Affinity Bank.

Personnel

As of December 31, 2024, we had 88 full-time employees and four part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

Taxation

Affinity Bancshares Inc. and Affinity Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to Affinity Bancshares, Inc. and Affinity Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Method of Accounting. Affinity Bancshares, Inc. and Affinity Bank currently report income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. Affinity Bancshares, Inc. and Affinity Bank file a consolidated federal income tax return.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Tax Cuts and Jobs Act repealed the alternative minimum tax for income generated after January 1, 2018. At December 31, 2024 and 2023, Affinity Bancshares, Inc. had no minimum tax credit carryovers.

Net Operating Loss Carryovers. Generally, a financial institution may carry net operating losses forward indefinitely. At December 31, 2024 and 2023, Affinity Bancshares, Inc. had no federal net operating loss carryforwards.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period is not deductible. At December 31, 2024 and 2023, Affinity Bancshares, Inc. had no capital loss carryovers.

Corporate Dividends. Affinity Bancshares, Inc. may generally exclude from its income 100% of dividends received from Affinity Bank as a member of the same affiliated group of corporations.

State Taxation

Affinity Bank is treated as a financial institution under Georgia state income tax law. The state of Georgia subjects financial institutions to all state and local taxes in the same manner and to the same extent as other business corporations in Georgia. Additionally, depository financial institutions are subject to local business license taxes and a special occupation tax.

Consolidated Group Return. Georgia is not a unitary business state. Affiliated corporations that file a consolidated federal income tax return must file separate income tax returns unless they have prior approval or have been requested to file a consolidated return by the Commissioner of the Georgia Department of Revenue. For state income tax purposes, Affinity Bancshares, Inc. and Affinity Bank file a consolidated federal income tax return.

Net Operating Loss Carryovers. Generally, Georgia law conforms to federal law and a financial institution may carry back Georgia net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2024 and 2023, Affinity Bank had no Georgia net operating loss carryforwards.

Bank Tax Credit. All financial depository institutions that conduct business or own property in Georgia are required to file a Georgia Financial Institutions Business Occupation Tax based on Georgia gross receipts. Any local license tax and state occupation tax paid a depository financial institution is credited dollar for dollar against any state corporate income tax liability of such institution for the tax year during which any such tax is paid. Any unused credits may be carried forward for five years. All bank tax credits were utilized in 2021, so there are no bank tax credits remaining at December 31, 2024 and 2023.

Maryland State Taxation. As a Maryland business corporation, Affinity Bancshares is required to file an annual report with and pay franchise taxes to the State of Maryland.

SUPERVISION AND REGULATION

General

As a national bank, Affinity Bank is subject to examination and regulation by the Office of the Comptroller of the Currency, and is also subject to the Federal Deposit Insurance Corporation's backup examination authority. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Affinity Bank may engage and is intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation's Deposit Insurance Fund, not for the protection of security holders. Affinity Bank also is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of credit loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in supervisory or enforcement actions by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Affinity Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant laws and regulations related to anti-money laundering and anti-terrorist financing, community reinvestment, and fair lending. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company, Affinity Bancshares, Inc. is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Affinity Bancshares, Inc. is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Securities and Exchange Commission or Congress, could have a material adverse impact on the operations and financial performance of Affinity Bancshares, Inc. and Affinity Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Affinity Bank and Affinity Bancshares, Inc. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Affinity Bank and Affinity Bancshares, Inc.

Federal Banking Regulation

Business Activities. A national bank derives its lending and investment powers from the National Bank Act, as amended, and applicable federal regulations. Under these laws and regulations, Affinity Bank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business and consumer loans and leases, certain types of securities and certain other loans and assets. Unlike federal savings banks, national banks are not generally held to specified percentages of assets on various types of lending. Affinity Bank may also establish subsidiaries that engage in activities permitted for Affinity Bank as well as certain other activities.

Capital Requirements. Federal regulations require federally-insured depository institutions, including national banks to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a Tier 1 capital to total assets leverage ratio of 4.0%.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the Office of the Comptroller of the Currency takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages and certain qualifying multi-family mortgage loans, a risk weight of 100% is assigned to commercial, commercial real estate and consumer loans, a risk weight of 150% is assigned to certain past due loans and high volatility commercial real estate loans, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The federal banking agencies, including the Office of the Comptroller of the Currency, have established a "community bank leverage ratio" of between 8% and 10% for institutions with assets of less than $10 billion. Institutions with capital complying with the ratio and otherwise meeting the specified requirements and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report.

Affinity Bank did not opt in to the community bank leverage ratio framework.

At December 31, 2024 and 2023, Affinity Bank's capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a national bank, may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the bank's capital and surplus. An additional amount may be loaned, equal to 10% of the bank's capital and surplus, if the excess is secured by readily marketable collateral, which generally does not include real estate. At December 31, 2024 and 2023, Affinity Bank was in compliance with the loans-to-one borrower limitations.

Dividends. Federal law and OCC regulations govern cash dividends by a national bank. A national bank is authorized to pay such dividends from undivided profits but must receive prior OCC approval if the total amount of dividends (including the proposed dividend) exceeds its net income in that year and the prior two years less dividends previously paid. A national bank may not pay a dividend if the dividend does not comply with applicable regulatory capital requirements, and the bank may be further limited in payment of cash dividends if it does not maintain the capital conservation buffer described previously.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The Office of the Comptroller of the Currency is required to assess the national bank's records of compliance with the Community Reinvestment Act. A bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. Affinity Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

The Office of the Comptroller of the Currency's current Community Reinvestment Act regulations for banks of Affinity Bank's asset size are generally based upon objective criteria of the performance of institutions under two key assessment tests: (i) a lending test; and (ii) a community development test. In 2023, the Office of the Comptroller of the Currency and the other federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank's option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

On March 29, 2024, a federal court in the Northern District of Texas issued a preliminary injunction of the new CRA regulations, enjoining the federal banking agencies from enforcing the regulations against the plaintiff bank industry trade groups, and extending the regulations' implementation dates day-for-day for each day the injunction is in place.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.

Transactions with Affiliates and Loans to Insiders. An insured depository institution's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, Regulation W. An "affiliate" includes a company that controls, or is under common control with, an insured depository institution such as Affinity Bank. Affinity Bancshares, Inc. will be an affiliate of Affinity Bank because of its control of Affinity Bank. In general, "covered transactions" between an insured depository institution and its affiliates, as defined in Section 23A and Regulation W, are subject to certain quantitative limits and collateral requirements. "Covered transactions" with affiliates must be consistent with safe and sound banking practices and may, not involve the purchase of low-quality assets. Under Section 23B and Regulation W, transactions with affiliates must generally be on terms that are as substantially the same, or at least as favorable to the institution, as those prevailing at the time for comparable transactions with or involving non-affiliates.

Affinity Bank's authority to extend credit to its and its affiliates' directors, executive officers and 10% stockholders (insiders), as well as to entities controlled by such persons (related interests), is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders and their related interests:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Affinity Bank's capital and surplus.

In addition, extensions of credit to insiders and their related interests in excess of certain limits must be approved by a majority of Affinity Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over national banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, employees, and stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in specified misconduct that causes or is likely to cause loss or a significant adverse effect on the bank. Formal enforcement action by the Office of the Comptroller of the Currency may range from the assessment of civil money penalties and the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. The maximum civil money penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or breach of fiduciary duty, and are adjusted annually for inflation. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular bank. If such action is not taken, the Federal Deposit Insurance Corporation has authority to take the action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Branching. Generally, intrastate and interstate branching is authorized to the extent that the law of the state involved authorizes branching for banks that it charters. Such authority is subject to Office of the Comptroller of the Currency approval for new branches.

Prompt Corrective Action. Federal law requires, among other things, that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater, and a common equity Tier 1 capital ratio of 6.5% or greater. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 capital ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 capital ratio of less than 3.0%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable capital restoration plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including: a regulatory order to sell sufficient voting stock to become adequately capitalized; requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss of directors or officers; and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after they obtain such status.

The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

At December 31, 2024 and 2023, Affinity Bank met the criteria for being considered "well capitalized."

Insurance of Deposit Accounts. The Deposit Insurance Fund of the Federal Deposit Insurance Corporation insures deposits at Federal Deposit Insurance Corporation-insured financial institutions such as Affinity Bank, generally up to a maximum of $250,000 per separately insured depositor per account ownership category. The Federal Deposit Insurance Corporation charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years. The current assessment range (inclusive of possible adjustments) for insured institutions of less than $10 billion of total assets is between 2.5 and 32 basis points.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Affinity Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Privacy Regulations. Federal regulations generally require that Affinity Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Affinity Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Affinity Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

The Bank Secrecy Act, USA PATRIOT Act, and Anti-Money Laundering Regulations. Affinity Bank must comply with the anti-money laundering provisions of the Bank Secrecy Act as amended by the USA PATRIOT Act, and implementing regulations issued by the Office of the Comptroller of the Currency and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury. Together, the Bank Secrecy Act and the USA PATRIOT Act require Affinity Bank to implement a compliance program to detect and prevent money laundering, terrorist financing, and illicit crime, to establish a customer identification program and other internal controls, conduct customer due diligence, administer training, maintain specified records, and report suspicious activity, among other things. The USA PATRIOT Act also required the federal banking agencies to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. We have established policies, procedures and systems designed to comply with the Bank Secrecy Act, USA PATRIOT Act, and regulations implemented thereunder.

Prohibitions Against Tying Arrangements. National banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

Interest and other charges collected or contracted for by Affinity Bank are subject to state usury laws and federal laws concerning interest rates. Affinity Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected;

- Truth in Savings Act; and

- rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Affinity Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Regulations of the Office of Foreign Assets Control that enforce economic and trade sanctions programs based on United States foreign policy and national security goals.

Holding Company Regulation

Affinity Bancshares, Inc. is a bank holding company subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Affinity Bancshares, Inc. and its bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Affinity Bank.

Affinity Bancshares, Inc.'s activities are limited to the activities permissible for bank holding companies, which generally include activities deemed by the Federal Reserve Board to be closely related or a proper incident to banking or managing or controlling banks. A bank holding company that meets certain criteria may elect to be regulated as a financial holding company and thereby engage in a broader array of financial activities, such as underwriting equity securities and insurance. Affinity Bancshares, Inc. has not elected to be regulated as a financial holding company.

Federal law prohibits a bank holding company from acquiring, directly or indirectly, more than 5% of a class of voting securities of, or all or substantially all of the assets of, another bank or bank holding company, without prior written approval of the Federal Reserve Board. In evaluating applications by bank holding companies to acquire banks, the Federal Reserve Board considers, among other things, the financial and managerial resources and future prospects of the parties, the effect of the acquisition on the risk to the Deposit Insurance Fund, the convenience and needs of the community, competitive factors and compliance with anti-money laundering laws.

Bank holding companies with greater than $3 billion in total consolidated assets are subject to consolidated regulatory capital requirements. Bank holding companies such as Affinity Bancshares, Inc. with less than $3 billion of assets are not subject to consolidated capital requirements unless otherwise advised by the Federal Reserve Board.

The Federal Reserve Board has promulgated regulations implementing the "source of strength" doctrine that require holding companies, including bank holding companies, to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate of earnings retention is inconsistent with the holding company's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a holding company's common stock dividend. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock, to provide opportunity for supervisory review and possible objection, if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Affinity Bancshares, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a bank holding company, such as Affinity Bancshares, Inc., unless the Federal Reserve Board has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act, means ownership, control of or the power to vote 25% or more of any class of voting stock. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the Change in Bank Control Act's implementing regulations under certain circumstances including where, as is the case with Affinity Bancshares, Inc. the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Securities Laws

Affinity Bancshares, Inc.'s common stock is registered with the Securities and Exchange Commission. Affinity Bancshares, Inc. is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with this Act and its implementing regulations, and we review and document such policies, procedures and systems to ensure continued compliance with this Act and its implementing regulations.

ITEM 1A.   <u>**Risk Factors**</u>

Not applicable, as Affinity Bancshares, Inc. is a "smaller reporting company."

ITEM 1B.   <u>**Unresolved Staff Comments**</u>

None.

ITEM 1C.   <u>**Cybersecurity**</u>

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. We use people, process, and technology controls to manage and mitigate cybersecurity risk. Our Chief Operations Officer is primarily responsible for this cybersecurity component and is a key member of the Information Technology ("IT") Committee, reporting directly to the Chief Executive Officer and, as discussed below, periodically to the board of directors. Our Chief Operations Officer has more than 15 years with the Company.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Chief Operations Officer along with members of the IT Committee, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions.

We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

In many instances we rely on third-party providers to facilitate providing products and services to our customers. As a part of our overall cybersecurity risk management framework and, in addition to assessing our own cybersecurity preparedness, we also have a process in place to manage cybersecurity risks associated with third-party service providers. To help mitigate adverse impacts from a cybersecurity incident, we assess third-party vendors as a part of our vendor onboarding and continued due diligence which includes processes to assess information security posture. Depending upon the level of perceived security risk, we may impose security requirements upon a supplier, including: maintaining an effective security management program; abiding by information handling and asset management requirements; and notifying us in the event of any known or suspected cyber incident. We periodically conduct (or engage a third party to conduct) reviews of third-party hosted applications with a specific focus on any sensitive data shared with third parties. The internal business owners of hosted applications, depending upon the level of risk, are required to provide a report as to their controls (e.g., a System and Organization Controls (SOC) 2 or ISO 27001 (Information and Security Certification) or similar report).

We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the Board. The Incident Response Plan is coordinated through the Chief Operations Officer and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated and tested at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our company.

Our board of directors has established the IT Committee, which focuses on technology impact on all aspects of the bank. The IT Committee provides oversight and governance of the technology program including the information security program. The IT Committee includes the Chief Operations Officer and key departmental managers from throughout the entire company. The IT Committee generally meets monthly to provide oversight of the risk management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. More frequent meetings occur from time to time in accordance with the Incident Response Plan in order to facilitate timely informing and monitoring efforts. The Chief Operations Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents, discussed at committee meetings and the actions taken to the IT Committee on a monthly basis (or more frequently as may be required by the Incident Response Plan).

The board of directors is responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Chief Operations Officer provides monthly reports to our board of directors regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The board of directors reviews and approves our information security and technology budgets and strategies annually.

ITEM 2. Properties

As of December 31, 2024, the net book value of our office properties and land was $2.2 million, and the net book value of our furniture, fixtures and equipment was $814,000. Our properties include our main office and branch office in Covington and leased offices in Atlanta, Alpharetta, and Monroe. We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion.

ITEM 3. Legal Proceedings

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4.   **Mine Safety Disclosures**

Not applicable

<center>**PART II**</center>

ITEM 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is traded on the Nasdaq Capital Market under the symbol "AFBI." As of March 19, 2024 we had 291 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 6,387,329 shares of common stock outstanding.

The payment and amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; the Federal Reserve Board's current regulations restricting the waiver of dividends by mutual holding companies; and general economic conditions.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. In addition, Affinity Bank's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to stockholders. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the Office of the Comptroller of the Currency, may be paid in addition to, or in lieu of, regular cash dividends.

There were no sales of unregistered securities during the quarter ended December 31, 2024.

There were no shares of the Company's common stock repurchased during the quarter ended December 31, 2024.

ITEM 6.   **[Reserved]**

ITEM 7.   <u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements, which appear elsewhere in this annual report. You should read the information in this section in conjunction with the other business and financial information provided in this annual report.

Overview

Total assets increased $23.6 million, or 2.8%, to $866.8 million at December 31, 2024 from $843.3 million at December 31, 2023. The increase was due primarily to an increase in net loans ($54.7 million, or 8.4%), offset by decreases in cash and cash equivalents ($8.6 million, or 17.2%) and investments (available-for-sale, held-to-maturity, and other) ($18.2 million or 20.7%).

Net income decreased $1.0 million, or 15.6%, to $5.4 million for the year ended December 31, 2024, compared to $6.4 million for the year ended December 31, 2023. The decrease was due to increases in deposit costs, noninterest expenses, and the provision for credit loss and a decrease in noninterest income offset by an increase in interest income and a decrease in income tax expense. Interest income increased $5.3 million, or 12.3%, to $48.0 million for the year ended December 31, 2024 from $42.7 million for the year ended December 31, 2023. The increase was due to a $5.9 million increase in interest income on loans, and a $123,000 increase in income on investment securities, offset by a $777,000 decrease in interest income on interest-earning deposits. Interest expense increased $3.3 million, or 21.3%, to $18.8 million for the year ended December 31, 2024 compared to $15.5 million for the year ended December 31, 2023, due to increases in all interest expense categories. Noninterest expenses increased $2.4 million, or 11.5%, to $23.8 million for the year ended December 31, 2024, from $21.3 million for the year ended December 31, 2023. Income tax expense decreased $399,000, or 20.6%, to $1.5 million for the year ended December 31, 2024 compared to $1.9 million for the year ended December 31, 2023.

Summary of Significant Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represent our significant accounting policies:

Allowance for Credit Losses. The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Accrued interest receivable is excluded from the estimate of credit losses.

Management determines the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in economic conditions, property values, or other relevant factors. For the majority of loans and leases, the ACL is calculated using a discounted cash flow methodology applied at a loan level with a one-year reasonable and supportable forecast period and a two-year straight-line reversion period.

Management believes the allowance for credit losses was appropriate at December 31, 2024 and 2023. The allowance analysis is reviewed by the board of directors on a quarterly basis in compliance with regulatory requirements. In addition, various regulatory agencies periodically review the allowance for credit losses. As a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process of establishing the allowance for credit losses as the process is the responsibility of Affinity Bank and any increase or decrease in the allowance is the responsibility of management.

Income Taxes. The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the results of operations and reported earnings.

The Company files a consolidated federal and a state income tax return. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. The Company may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the consolidated financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total assets increased $23.6 million, or 2.8%, to $866.8 million at December 31, 2024 from $843.3 million at December 31, 2023. The increase was due primarily to an increase in net loans ($54.7 million, or 8.4%), that was partially offset by decreases in cash and cash equivalents ($8.6 million, or 17.2%) and investments (available-for-sale, held-to-maturity, and other) ($18.2 million or 20.7%).

Cash and cash equivalents decreased $8.6 million, or 17.2% to $41.4 million at December 31, 2024 from $50.0 million at December 31, 2023, due to loan funding at year end.

Gross loans increased $54.2 million, or 8.2%, to $714.1 million at December 31, 2024 from $659.9 million at December 31, 2023. Non-owner occupied commercial real estate loans increased $21.6 million, or 14.9%, to $166.7 million at December 31, 2024 from $145.1 million at December 31, 2023, and consumer loans increased $5.2 million, or 4.6%, to $120.6 million at December 31, 2024 from $115.3 million at December 31, 2023. In addition, construction loans increased $19.9 million, or 41.8% to $67.6 million at December 31, 2024 from $47.7 million at December 31, 2023, as we have seen continued success with our strategic initiative to increase construction lending to continue to diversify our loan portfolio. One-to-four family residential real estate loans increased $492,000, or 0.9%, to $54.1 million at December 31, 2024 from $53.7 million at December 31, 2023. Commercial and industrial loans increased $7.7 million, or 5.5%, to $148.2 million at December 31, 2024 from $140.4 million at December 31, 2023 . We recorded a decrease in owner occupied commercial real estate loans of $768,000, or 0.5% to $156.9 million at December 31, 2024 from $157.7 million at December 31, 2023.

Securities held-to-maturity decreased to $27.3 million at December 31, 2024, from $34.2 million at December 31, 2023, as securities were called throughout the year. Securities available-for-sale decreased $12.1 million to $36.5 million at December 31, 2024 from $48.6 million at December 31, 2023. The decreases in securities available-for-sale and held-to-maturity related to $10.9 million in paydown of securities and sales of $8.8 million in 2024 with no purchases to offset the decreases.

Total deposits decreased $962,000, or 0.1%, to $673.5 million at December 31, 2024 from $674.4 million at December 31, 2023. Certificates of deposit increased $2.5 million, or 1.1%, to $223.4 million at December 31, 2024 from $221.0 million at December 31, 2023, money market accounts increased $10.0 million or 7.4% to $148.8 million at December 31, 2024 from $138.7 million at December 31, 2023, and savings accounts increased $1.3 million , or 1.7% to $76.1 million at December 31, 2024 from $74.8 million at December 31, 2023. The growth in certificates of deposit is attributed to our enhancing liquidity through obtaining brokered deposits and the customer shift towards longer-term instruments as market interest rates have increased. These increases were offset by decreases in non-interest-bearing checking ($3.3 million , or 2.1%), and interest-bearing checking ($11.5 million or 13.5%), accounts. The loan-to-deposit ratio at December 31, 2024 was 106.0%, as compared to 97.8% at December 31, 2023.

We had $54.0 million of Federal Home Loan Bank advances and $4.8 million outstanding under the Bank Term Funding Program at December 31, 2024, compared to $40.0 million of Federal Home Loan Bank advances at December 31, 2023. Borrowings were increased during the year ended December 31, 2024 as we evaluated our borrowing needs to enhance liquidity.

Stockholders' equity increased $7.6 million or 6.3%, to $129.1 million at December 31, 2024 from $121.5 million at December 31, 2023. We recognized net income of $5.4 million for the year ended December 31, 2024, change in accumulated other comprehensive loss of $620,000 and $1.5 million related to stock compensation and ESOP expenses.

Average Balance Sheets

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are monthly average balances. Non-accrual loans were included in the computation of average balances.   The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Loan fees are included in the interest income computations presented below, but such amounts were not material.

	For the Year Ended December 31,					
	2024			2023		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 687,487	$ 41,349	6.01%	$ 660,045	$ 35,422	5.37%
Investment securities held-to-maturity	32,723	2,018	6.17%	33,850	2,078	6.14%
Investment securities available-for-sale	47,449	1,778	3.75%	49,024	1,772	3.61%
Interest-earning deposits and federal funds	49,385	2,459	4.98%	65,333	3,236	4.95%
Other investments	5,801	369	6.36%	3,014	192	6.37%
Total interest-earning assets	822,845	47,973	5.83%	811,266	42,700	5.26%
Non-interest-earning assets	49,505			51,987		
Total assets	$ 872,350			$ 863,253		
Interest-bearing liabilities:						
Interest-bearing checking accounts	$ 87,058	$ 448	0.51%	$ 92,030	$ 271	0.29%
Money market accounts	147,049	4,760	3.24%	140,630	3,542	2.52%
Savings accounts	73,176	2,091	2.86%	85,555	2,238	2.62%
Certificates of deposit	217,517	9,157	4.21%	211,285	8,042	3.81%
Total interest-bearing deposits	524,800	16,456	3.14%	529,500	14,093	2.66%
FHLB advances and other borrowings	55,104	2,351	4.27%	32,808	1,409	4.29%
Total interest-bearing liabilities	579,904	18,807	3.24%	562,308	15,502	2.76%
Non-interest-bearing liabilities	166,702			182,144		
Total liabilities	746,606			744,452		
Total stockholders' equity	125,744			118,801		
Total liabilities and stockholders' equity	$ 872,350			$ 863,253		
Net interest rate spread			2.59%			2.50%
Net interest income		$ 29,166			$ 27,198	
Net interest margin			3.54%			3.35%

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. No out-of-period item adjustments have been included in the following table.

	Year Ended December 31, 2024 vs. 2023					
	Increase (Decrease) Due to				Total Increase (Decrease)	
	Volume		Rate			
	(In thousands)					
Interest-earning assets:						
Loans	$	5,099	$	828	$	5,927
Investment securities held-to-maturity		(78)		18		(60)
Investment securities available-for-sale		(116)		122		6
Interest-earning deposits and federal funds		(802)		25		(777)
Other investments		178		(1)		177
Total interest-earning assets		4,281		992		5,273
Interest-bearing liabilities:						
Interest-bearing checking accounts		(199)		376		177
Market rate checking accounts		1,046		172		1,218
Savings accounts		(494)		347		(147)
Certificates of deposit		977		138		1,115
Total interest-bearing deposits		1,330		1,033		2,363
FHLB advances and other borrowings		972		(30)		942
Total interest-bearing liabilities		2,302		1,003		3,305
Change in net interest income	$	1,979	$	(11)	$	1,968

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

General. Net income decreased $1.0 million, or 15.6%, to $5.4 million for the year ended December 31, 2024, compared to $6.4 million for the year ended December 31, 2023. Increases in interest expense and noninterest expense and a decrease in noninterest income were offset by increases in interest income.

Interest Income. Interest income increased $5.3 million, or 12.3%, to $48.0 million for the year ended December 31, 2024 from $42.7 million for the year ended December 31, 2023. Our average yield on loans increased 64 basis points to 6.01% for the year ended December 31, 2024 from 5.37% for the year ended December 31, 2023. The increase in interest income on loans and associated yield was a result of increases in volume with new loans being made at higher market rates. Our average balance of loans increased $27.4 million, or 4.2%, to $687.5 million for the year ended December 31, 2024 from $660.0 million for the year ended December 31, 2023, as we continued to acquire talent to assist with our strategic initiatives to both increase and diversify the loan portfolio.

Interest income on securities available for sale and held to maturity decreased $54,000 to $3.8 million for the year ended December 31, 2024 from $3.9 million for the year ended December 31, 2023. Our average balance of securities decreased $2.7 million, or 3.2%, to $80.2 million for the year ended December 31, 2024 from $82.9 million for the year ended December 31, 2023. The average rate earned on securities available for sale and held to maturity increased eight basis points during 2024, to 4.73% from 4.65%.

Interest income on interest-earning deposits and federal funds decreased $777,000 to $2.5 million for the year ended December 31, 2024 from $3.2 million for the year ended December 31, 2023. The average balance of interest-earning deposits decreased $15.9 million, or 24.4%, to $49.4 million for the year ended December 31, 2024 from $65.3 million for the year ended December 31, 2023.

Interest Expense. Interest expense increased $3.3 million, or 21.3%, to $18.8 million for the year ended December 31, 2024 compared to $15.5 million for the year ended December 31, 2023, due to increases in interest expense on deposits and Federal Home Loan Bank advances and other borrowings.

Interest expense on deposits increased $2.4 million, or 16.8%, to $16.5 million for the year ended December 31, 2024 from $14.1 million for the year ended December 31, 2023. We recorded increases in interest expense on all deposits products, except savings accounts. Interest expense on certificates of deposit increased $1.1 million, or 13.9%, to $9.2 million for the year ended December 31, 2024 from $8.0 million for the year ended December 31, 2023. We also recognized increases in interest expense on money market accounts ($1.2 million, or 34.4%), as increases in market interest rates increased the rates we paid on these types of deposits by 72 basis points to 3.24%.

Interest expense on borrowings increased to $2.4 million for the year ended December 31, 2024 compared to $1.4 million for the year ended December 31, 2023. The average balance of borrowings increased $22.3 million to $55.1 million at December 31, 2024 compared to $32.8 million at December 31, 2023. Borrowing increases related to company's funding needs throughout the year.

Net Interest Income. Net interest income before provision for credit losses increased by $2.0 million, or 7.2%, to $29.2 million for the year ended December 31, 2024 from $27.2 million for the year ended December 31, 2023. Our average interest-earning assets increased by $11.6 million, or 1.4%, to $822.8 million for the year ended December 31, 2024 from $811.3 million for the year ended December 31, 2023, while our net interest rate spread increased by 9 basis points to 2.59% for the year ended December 31, 2024 from 2.50% for the year ended December 31, 2023, reflecting a 57 basis point increase in the average rate earned on interest-earning assets offset by an increase of 48 basis points in the rate paid on interest-bearing liabilities. Our net interest margin was 3.54% for the year ended December 31, 2024 compared to 3.35% for the year ended December 31, 2023.

Provisions for Credit Losses. Provisions for credit losses are charged to operations to establish an allowance for credit losses at a level necessary to absorb known and inherent losses in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. Management determines the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in economic conditions, property values, or other relevant factors. For the majority of loans and leases, the ACL is calculated using a discounted cash flow methodology applied at a loan level with a one-year reasonable and supportable forecast period and a two-year straight-line reversion period. See "—Summary of Significant Accounting Policies" for additional information.

After an evaluation of these factors, we recorded a provision for credit losses of $438,000 for the year ended December 31, 2024, compared to a recovery for credit losses of $42,000 for the year ended December 31, 2023. Our allowance for credit losses was $8.5 million at December 31, 2024 compared to $8.9 million at December 31, 2023. The allowance for credit losses to total loans was 1.19% at December 31, 2024 compared to 1.35% at December 31, 2023, while the allowance for credit losses to non-performing loans was 177.9% at December 31, 2024 compared to 120.1% at December 31, 2023. We had charge-offs of $741,000 and recoveries of $91,000 during the year ended December 31, 2024. To the best of our knowledge, we have recorded all credit losses that are both probable and reasonable to estimate at December 31, 2024. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for credit losses. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process of establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

We adopted a new accounting standard, referred to as Current Expected Credit Loss ("CECL"), effective January 1, 2023. CECL requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans and recognize the expected credit losses as allowances for credit losses. This has changed our prior method of recording allowances for credit losses that are probable.

Noninterest Income. Noninterest income decreased $451,000, or 18.3%, to $2.0 million for the year ended December 31, 2024 from $2.5 million for the year ended December 31, 2023. The decrease resulted primarily from an increase in loss on sale of securities of $385,000 partially offset by gain on sale of other real estate of $135,000.

Noninterest Expenses. Noninterest expenses information is as follows.

	Year Ended December 31,		Change	
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Salaries and employee benefits	$ 13,126	$ 12,252	$ 874	7.1%
Occupancy	2,451	2,503	(52)	(2.1)%
Data processing	2,087	2,025	62	3.1%
Professional fees	2,068	621	1,447	232.9%
Other	4,029	3,917	112	2.9%
Total non-interest expenses	$ 23,761	$ 21,318	$ 2,443	11.5%

Noninterest expenses increased $2.4 million, or 11.5%, to $23.8 million for the year ended December 31, 2024, from $21.3 million for the year ended December 31, 2023, due to the recently terminated merger transaction.

Income Tax Expense. We recorded income tax expense of $1.5 million and $1.9 million for the years ended December 31, 2024 and 2023. The decrease in income tax expense was due to decreased income before income taxes in 2024.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Management Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- limiting our reliance on non-core/wholesale funding sources;

- growing our volume of transaction deposit accounts;

- increasing our investment securities portfolio, with an average maturity of less than 15 years;

- diversifying our loan portfolio by adding more commercial-related loans, which typically have shorter maturities and/or balloon payments; and

- continuing to price our one- to four-family residential real estate loan products in a way that encourages borrowers to select our adjustable rate loans as opposed to longer-term, fixed-rate loans.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We do not engage in hedging activities, such as engaging in futures, options or swap transactions, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage backed securities.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by 200 and 400 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The estimated changes noted below are within Company's policy guidelines.

Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 29,624	(6.87)%
+200	30,801	(3.17)%
Level	31,810	—
-200	31,410	(1.26)%
-400	30,076	(5.45)%

(1) Assumes an immediate uniform change in interest rates at all maturities.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and NEV tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and NEV and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap table.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The company utilizes the Sources and Uses of Liquidity Analysis as its primarily liquidity test to assess its ability to meet short-term and long-term funding needs on at least a monthly basis and more often when needed. We calculate our liquidity ratio as the sum of cash, short-term assets (generally securities with a remaining maturity of less than one year) and marketable assets (generally securities with a remaining maturity of greater than one year and are not pledged to liabilities) divided by the sum of net deposits (generally core deposits including time deposits both under and over $250,000), short-term liabilities (generally borrowings with a remaining maturity of one year or less) and volatile liabilities (generally brokered deposits and listing service deposits both under and over $250,000). We seek to maintain a liquidity ratio of 12.0% or greater. At December 31, 2024 and 2023, we were in compliance with these guidelines. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans, and proceeds from maturities of securities. We also have the ability to borrow from the Federal Home Loan Bank of Atlanta. At December 31, 2024, we had a $40.0 million line of credit with the Federal Home Loan Bank of Atlanta with $54.0 million in borrowings and a $12.5 million letter of credit outstanding which is used to collateralize public deposits. In addition, at December 31, 2024, we had a $32.5 million in unsecured federal funds lines of credit. Nothing was outstanding on these lines of credit at December 31, 2024. We also have a line of $65.1 million with the Federal Reserve Bank of Atlanta Discount Window (the "Discount Window") secured by $84.0 million in loans. No amount was outstanding on the Discount Window line at December 31, 2024. At December 31, 2024, there was $4.8 million outstanding secured by $4.8 million in securities under the Bank Term Funding Program, which expired March 11, 2024.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-bearing demand deposits. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $6.8 million and $7.9 million for the years ended December 31,

2024 and 2023, respectively. Net cash used in investing activities was $33.3 million and $28.1 million for the years ended December 31, 2024 and 2023, respectively. Net cash used in investing activities typically consists primarily of disbursements for loan originations and purchases of investment securities, offset by principal collections on loans, proceeds from the sale of securities and proceeds from maturing securities and paydowns on securities. Net cash provided by financing activities, which consists primarily of activity in deposit accounts and proceeds from or repayments of borrowings, was $17.9 million for the year ended December 31, 2024, compared to net cash provided by financing activities of $44.0 for the year ended December 31, 2023.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2024, we exceeded all of our regulatory capital requirements, and we were categorized as well capitalized at December 31, 2024 and 2023. Management is not aware of any conditions or events since the most recent notification that would change our category.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process according to loans we make. At December 31, 2024, we had outstanding commitments to originate loans of $91.2 million. We anticipate that we will have sufficient funds available to meet our current lending commitments. Time deposits that are scheduled to mature in less than one year from December 31, 2024 totaled $123.9 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Future Accounting Pronouncements

Please refer to Note 1 to the financial statements included as Item 8 in this Annual Report for a description of future accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Subsequent Event

On February 27, 2025, the Company declared the payment of a special cash dividend. The dividend of $1.50 per share will be paid on March 27, 2025 to stockholders of record as of March 13, 2025.

On March 7, 2025, the Company adopted a stock repurchase program. Under the repurchase program, the Company may repurchase up to 320,480 shares of its common stock, or approximately 5% of the current outstanding shares.

ITEM 7A.   <u>**Quantitative and Qualitative Disclosures About Market Risk**</u>

 For information regarding market risk, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 8.   <u>**Financial Statements and Supplementary Data**</u>

7000 Central Parkway NE   404 588 4200
Suite 1000   wipfli.com
Atlanta, GA 30328

WIPFLI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Affinity Bancshares, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Affinity Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended and the related notes to the consolidated financial statements (the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of allowance for credit losses – reserves related to loans collectively evaluated for impairment
As described in Notes 1 and 3 to the financial statements, the Company's allowance for credit losses ("ACL") totaled $8,496,000 of which the full amount relates to collectively evaluated loans (general reserve). The Company has identified loan pools with similar risk characteristics and estimated the general reserves for all loan pools using the discounted cash flow method.

The discounted cash flow method utilizes loan-level term information (including maturity date, payment amount, and interest rate) and certain assumptions by management (including default rates, prepayment speeds, and curtailment rates) to estimate the expected future cash flows for the full life of each loan pool. The results of the discounted cash flow calculations are aggregated by pool to produce the net present value of each loan pool. The net present value of each loan pool is used to calculate the ACL reserve based on the book balance of the pool. The reserves are then adjusted for certain qualitative factors related to current conditions in addition to adjustments for reasonable and supportable forecasts for future periods to arrive at general reserves.

We identified management's selection of qualitative factor adjustments, including reasonable and supportable forecasts, used in the calculation of general reserves as a critical audit matter. Management's selection of qualitative factor adjustments, including reasonable and supportable forecasts, which are used to adjust the quantitative historical losses, are highly subjective and could have a significant impact on the ACL. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill and knowledge needed.

The primary audit procedures we performed to address this critical audit matter included:

- We tested the Company's ACL calculation for computational accuracy.

- We tested the completeness and accuracy of the information used by management to calculate general reserves, including evaluating the relevance and reliability of such information.

- We evaluated management's judgments and assumptions used in the development of the qualitative factor adjustments, including reasonable and supportable forecasts, for reasonableness, and tested the reliability of underlying data on which these factors are based, by comparing information to source documents and external information sources.

- We analyzed the qualitative factor adjustments in comparison to observable data utilized by management and to historical periods to evaluate the directional consistency in relation to the Company's loan portfolio and local economy.

- We evaluated the completeness and accuracy of disclosures made within the financial statements with regards to the ACL.

/s/ Wipfli LLP

We have served as the Company's auditor since 2004.

Atlanta, Georgia
March 21, 2025

AFFINITY BANCSHARES, INC.

Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	(Dollars in thousands except per share amounts)	
Assets		
Cash and due from banks	$ 7,092	$ 6,025
Interest-earning deposits in other depository institutions	34,333	44,001
Cash and cash equivalents	41,425	50,026
Investment securities available-for-sale	36,502	48,561
Investment securities held-to-maturity (estimated fair value of $27,286, net of allowance for credit losses of $45 at December 31, 2024 and estimated fair value of $33,835, net of allowance for credit losses of $45 at December 31, 2023)	27,299	34,206
Other investments	6,175	5,434
Loans	714,115	659,876
Allowance for credit loss on loans	(8,496)	(8,921)
Net loans	705,619	650,955
Other real estate owned	—	2,850
Premises and equipment, net	3,261	3,797
Bank owned life insurance	16,487	16,086
Intangible assets	18,175	18,366
Other assets	11,874	12,978
Total assets	$ 866,817	$ 843,259
Liabilities and Stockholders' Equity		
Liabilities:		
Non-interest-bearing checking	$ 151,395	$ 154,689
Interest-bearing checking	73,841	85,362
Money market accounts	148,752	138,673
Savings accounts	76,053	74,768
Certificates of deposit	223,440	220,951
Total deposits	673,481	674,443
Federal Home Loan Bank advances and other borrowings	58,815	40,000
Accrued interest payable and other liabilities	5,406	7,299
Total liabilities	737,702	721,742
Stockholders' equity:		
Common stock (par value $0.01 per share, 40,000,000 shares authorized; 6,409,598 issued and outstanding at December 31, 2024 and 6,416,628 issued and outstanding at December 31, 2023)	64	64
Preferred stock (10,000,000 shares authorized, no shares outstanding)	—	—
Additional paid in capital	62,355	61,026
Unearned ESOP shares	(4,378)	(4,587)
Retained earnings	76,786	71,345
Accumulated other comprehensive loss	(5,712)	(6,332)
Total stockholders' equity	129,115	121,516
Total liabilities and stockholders' equity	$ 866,817	$ 843,258

See accompanying notes to consolidated financial statements.

AFFINITY BANCSHARES, INC.

Consolidated Statements of Income

	Year Ended December 31,	
	2024	**2023**
	(Dollars in thousands except per share amounts)	
Interest income:		
Loans, including fees	$ 41,349	$ 35,422
Investment securities	4,165	4,042
Interest-earning deposits	2,459	3,236
Total interest income	47,973	42,700
Interest expense:		
Deposits	16,456	14,093
FHLB advances and other borrowings	2,351	1,409
Total interest expense	18,807	15,502
Net interest income before provision for credit losses	29,166	27,198
Provision (recovery) for credit losses	438	(42)
Net interest income after provision (recovery) for credit losses	28,728	27,240
Noninterest income:		
Service charges on deposit accounts	1,520	1,620
Loss on sales of investment securities available-for-sale	(385)	—
Net gain on sale of other real estate owned	135	—
Other	745	846
Total noninterest income	2,015	2,466
Noninterest expenses:		
Salaries and employee benefits	13,126	12,252
Occupancy	2,451	2,503
Data processing	2,087	2,025
Professional fees	2,068	621
Other	4,029	3,917
Total noninterest expenses	23,761	21,318
Income before income taxes	6,982	8,388
Income tax expense	1,541	1,940
Net income	$ 5,441	$ 6,448
Weighted average common shares outstanding		
Basic	6,414,182	6,476,767
Diluted	6,575,406	6,557,053
Basic earnings per share	$ 0.85	$ 1.00
Diluted earnings per share	$ 0.83	$ 0.98

See accompanying notes to consolidated financial statements.

AFFINITY BANCSHARES, INC.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,	
	2024	**2023**
	(In thousands)	
Net income	$ 5,441	$ 6,448
Other comprehensive income:		
Net unrealized gains on available-for-sale securities, net of taxes of $113, and $108	335	323
Reclassification adjustment for loss included in net income, net of taxes of $100	285	—
Total other comprehensive income	620	323
Total comprehensive income	$ 6,061	$ 6,771

See accompanying notes to consolidated financial statements.

AFFINITY BANCSHARES, INC.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid In Capital		Unearned ESOP Shares (In thousands)		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total	
					Years Ended December 31, 2024 and 2023							
Beginning balance December 31, 2023	$	64	$	61,026	$	(4,587)	$	71,345	$	(6,332)	$	121,516
ESOP loan payment and release of ESOP shares		—		195		209		—		—		404
Stock-based compensation expense		—		1,134		—		—		—		1,134
Change in unrealized loss on investment securities available-for-sale, net of tax		—		—		—		—		620		620
Net income		—		—		—		5,441		—		5,441
Ending balance December 31, 2024	$	64	$	62,355	$	(4,378)	$	76,786	$	(5,712)	$	129,115
Beginning balance December 31, 2022	$	66	$	63,130	$	(4,795)	$	65,357	$	(6,655)	$	117,103
ESOP loan payment and release of ESOP shares		—		87		208		—		—		295
Stock-based compensation expense		—		1,090		—		—		—		1,090
Change in unrealized loss on investment securities available-for-sale, net of tax		—		—		—		—		323		323
Common stock repurchase		(2)		(3,281)								(3,283)
Adoption of new accounting pronouncement, net of tax (see Note 1)		—		—		—		(460)		—		(460)
Net income		—		—		—		6,448		—		6,448
Ending balance December 31, 2023	$	64	$	61,026	$	(4,587)	$	71,345	$	(6,332)	$	121,516

See accompanying notes to consolidated financial statements.

AFFINITY BANCSHARES, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2,024	2023
	(In thousands)	
Cash flows from operating activities:		
Net income	$ 5,441	$ 6,448
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, (accretion) and amortization	738	735
Stock-based compensation expense	1,134	1,090
Deferred income tax expense	162	399
Provision (recovery) for credit losses	438	(42)
ESOP expense	404	295
Net loss on sale of investment securities available-for-sale	385	—
Net loss (gain) on sale of other real estate owned	(135)	—
Increase in cash surrender value of bank owned life insurance	(401)	(362)
Write-down on other real estate	—	51
Change in:		
Accrued interest receivable and other assets	731	(527)
Accrued interest payable and other liabilities	(2,106)	(215)
Net cash provided by operating activities	6,791	7,872
Cash flows from investing activities:		
Purchases of investment securities held-to-maturity	-	(7,609)
Purchases of investment securities available-for-sale	-	(5,710)
Purchases of premises and equipment	(422)	(527)
Proceeds from sale of investment securities available-for-sale	8,813	—
Proceeds from paydowns of investment securities available-for-sale	3,758	3,823
Proceeds from paydowns of investment securities held-to-maturity	7,095	58
Purchases of other investments	(741)	(6,666)
Proceeds from sales of other investments	-	2,314
Net change in loans	(54,733)	(13,818)
Proceeds from sales of other real estate owned	2,985	—
Net cash used in investing activities	(33,245)	(28,135)
Cash flows from financing activities:		
Net change in deposits	(962)	17,273
Stock repurchase	-	(3,283)
Proceeds from FHLB advances	24,000	85,000
Repayment of FHLB advances	(10,000)	(55,000)
Proceeds from federal funds purchased	27	26
Repayment of federal funds purchased	(27)	(51)
Proceeds from other borrowings	11,838	—
Repayment of other borrowings	(7,023)	—
Net cash provided by financing activities	17,853	43,965
Net change in cash and cash equivalents	(8,601)	23,702
Cash and cash equivalents at beginning of period	50,026	26,324
Cash and cash equivalents at end of period	$ 41,425	$ 50,026
Supplemental disclosures of cash flow information:		
Cash paid for interest	18,906	14,491
Cash paid for income taxes	2,159	2,093

See accompanying notes to consolidated financial statements.

AFFINITY BANCSHARES, INC.

Notes to Consolidated Financial Statements

(1) **Summary of Significant Accounting Policies**

Nature of Operations

Affinity Bancshares, Inc. (the "Company") is a bank holding company headquartered in Covington, Georgia. The Company has one operating subsidiary, Affinity Bank, National Association (the "Bank", and formerly named "Affinity Bank"), a national bank, conducting banking activities in Newton County, Georgia and surrounding counties and in Cobb and Fulton County, Georgia and surrounding counties, and originating dental practice loans and indirect automobile loans throughout the Southeastern United States. The Bank offers such customary banking services as consumer and commercial checking accounts, savings accounts, certificates of deposit, mortgage, commercial and consumer loans, including indirect automobile loans, money transfers and a variety of other banking services.

The Company was incorporated in 2020 to be the successor corporation to Community First Bancshares, Inc., a federal corporation, upon completion of the second-step mutual-to-stock conversion (the "Conversion") of Community First Bancshares, MHC, the top tier mutual holding company of Community First Bancshares, Inc. Community First Bancshares, Inc. was the former mid-tier holding company for the Bank.

Basis of Presentation

The accounting principles followed by the Company and the methods of applying these standards and principles conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for credit losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Earnings Per Share

	Year Ended December 31,			
	2024		2023	
	(Dollars in thousands except per share data)			
Net income	$	5,441	$	6,448
Weighted average common shares outstanding		6,414,182		6,476,767
Effect of dilutive common stock awards		161,224		80,286
Diluted weighted average common shares outstanding		6,575,406		6,557,053
Basic earnings per common share	$	0.85	$	1.00
Diluted earnings per common share		0.83		0.98

Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. It provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The updated guidance was originally effective for all entities from March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company has been diligent in responding to reference rate reform and adoption has not had a material impact on its financial statements.

Pronouncements Not Effective as of December 31, 2024

ASU 2023-09, " Income Taxes (Topic 740) Improvements to Income Tax Disclosures" The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2024 and are to be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact on its disclosures.

FASB ASU 2024-01 Stock Compensation - Scope Application of Profits Interest and Similar Awards
The amendments in this update improve the understandability of paragraph 718-10-15-3 apply to all entities that enter into share-based payments transactions. The amendments in this update are effective for fiscal years beginning after December 15, 2024 and are to be applied on a prospective basis. The Company is currently evaluating the impact on its disclosures.

FASB Accounting Standards Update (ASU) 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures,
This amendment requires enhanced disaggregation of certain expense categories within the income statement to provide more detailed information about the nature and function of expenses. The objective is to improve the transparency and usefulness of financial statements for users by offering greater insight into the components of operating expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2026. These changes may be applied prospectively or retroactively. Early adoption is permitted and the Company is currently evaluating the impact on its disclosures.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits in other depository institutions.

Investment Securities

The Company classifies its investment securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are carried at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders' equity until realized.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Allowance for Credit Losses ("ACL") - Investment Securities Available-for-Sale

For available-for-sale securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the securities by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis.

Any impairment that has not been recorded through an allowance for credit losses is recognized in the comprehensive income. Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses.

Changes in the allowance for credit losses are recorded as provision of (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses - Investment Securities Held-to-Maturity

Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type.   The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses. Management classifies the held-to-maturity portfolio into the following major security types: U.S. Treasuries, government agency mortgage-backed, and corporate securities. The U.S. Treasuries and the Government agency mortgage-backed securities held by the Bank are issues by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. The corporate securities are comprised of investments in corporate bonds whose issuers are primarily banks. At December 31, 2024, these securities are all rated as investment grade.

Other Investments

The Federal Home Loan Bank ("FHLB") stock is an investment that does not have a readily determinable fair value and is carried at cost. The Company is required to hold the FHLB stock as a member of the FHLB and transfer of the stock is substantially restricted.

The First National Bankers Bank ("FNBB") stock is an investment that does not have a readily determinable fair value and is carried at cost. The Company acquired the stock when it borrowed funds at the holding company from FNBB.

Loans, Loan Fees and Interest Income on Loans

Loans are stated at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are received.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans as an adjustment to the yield.

Allowance for Credit Losses - Loans

The CECL framework requires an estimate of expected credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The following discussion provides a description of the methodology applied to calculate the ACL under CECL.

The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Accrued interest receivable is excluded from the estimate of credit losses.

Management determines the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in economic conditions, property values, or other relevant factors. For the majority of loans and leases, the ACL is calculated using a discounted cash flow methodology applied at a loan level with a one-year reasonable and supportable forecast period and a two-year straight-line reversion period. The discounted cash flow method utilizes loan-level term information (including maturity date, payment amount, and interest rate) and certain assumptions (including default rates, prepayment speeds, and curtailment rates) to estimate the expected future cash flows for the full life of each loan pool.

The ACL-loans is measured on a collective basis when similar risk characteristics exist. The Bank has identified the following portfolio segments and calculates the ACL for each using a discounted cash flow methodology at the loan level, with loss rates, prepayment assumptions and curtailment assumptions driven by each loan's collateral type:

Commercial (secured by real estate - owner occupied)- Loans in this category are susceptible to business failure and general economic conditions.

Commercial (secured by real estate - non-owner occupied) - Common risks for this loan category are declines in general economic conditions, declines in real estate value, declines in occupancy rates, and lack of suitable alternative use for the property.

Commercial & industrial - Risks to this loan category include the inability to monitor the condition of the collateral, which often consists of inventory, accounts receivable and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

Construction, land, and acquisition and development - Risks common to construction loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements and declines in real estate values.

Residential mortgage - Residential mortgage loans are susceptible to weakening general economic conditions, increases in unemployment rates and declining real estate values.

Consumer installment - Risks common to consumer direct loans include unemployment and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

When the discounted cash flow method is used to determine the ACL, management adjusts the effective interest rate used to discount expected cash flows to incorporate expected prepayments. The ACL on a loan modification is measured using the same method as all other loans held for investment, except that the original interest rate is used to discount the expected cash flows, not the rate specified within the restructuring.

Determining the Contractual Term: Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a loan modification will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Bank.

Allowance for Credit Losses - Off-Balance Sheet Credit Exposures

The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. The allowance for credit losses on off-balance sheet credit exposures is adjusted through provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate is influenced by historical loss experience, adjusted for current risk characteristics, and economic forecasts.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Each other real estate property is initially recorded at its fair value less estimated costs to sell and is subsequently carried at fair value less estimated costs to sell. All foreclosed properties are actively marketed for sale. Fair value is principally based on independent appraisals performed by local credentialed appraisers. Any excess of the carrying value of the related loan over the fair value of the real estate at the date of foreclosure is charged against the allowance for credit losses. Properties in other real estate are re-evaluated annually. Any expense incurred in connection with holding such real estate or resulting from any write-downs in value subsequent to foreclosure is included in noninterest expense. When the other real estate property is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are as follows:

Equipment and furniture	3 - 10 years
Buildings	40 years
Automobile	5 years

Leases

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease expense (income) in the future period in which they are incurred.

The discount rate used is the implicit rate in the lease contract, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right-of-use ("ROU") asset for operating leases is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. For operating leases with lease payments that fluctuate over the lease term, the total lease costs are recognized on a straight-line basis over the lease term.

For all underlying classes of assets, the Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Leases containing termination clauses in which either party may terminate the lease without cause and the notice period is less than 12 months are deemed short-term leases with lease costs included in short-term lease expense. The Company recognizes short-term lease cost on a straight-line basis over the lease term.

Bank Owned Life Insurance

The Bank has purchased life insurance policies on certain key executives and members of management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other changes or other amounts due that are probable at settlement.

Intangible Assets

Intangible assets attributable to the value of core deposits are stated at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated lives of the assets. The excess of purchase price over fair value of net assets acquired (goodwill) is not amortized.

The Company evaluates whether goodwill and other intangible assets may be impaired at least annually and whenever events or changes in circumstances indicate it is more likely than not the fair value of the reporting unit or asset is less than its carrying amount.

Income Taxes

The Company uses the liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Stock Compensation Plans

Stock compensation awards are measured at the grant date based on the fair value of the awards and are recognized as compensation expense over the service period, which is also the vesting period.

Other Comprehensive Income

Other comprehensive income is shown on the consolidated statements of comprehensive income. Accumulated other comprehensive loss consists of unrealized loss on securities available-for-sale, net of tax, and is shown on the consolidated statements of changes in stockholders' equity.

Revenue Recognition

The core revenue recognition principle requires the Company to recognize revenue to depict the transfer of services or products to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those services or products recognized as performance obligations are satisfied. The guidance includes a five-step model to apply to revenue recognition, consisting of the following: (1) identify the contract with a customer; (2) identify the performance obligation(s) within the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) within the contract; and (5) recognize revenue when (or as) the performance obligation(s) are/is satisfied.

The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed, charged either on a periodic basis or based on activity. Since performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying revenue recognition that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The following significant revenue-generating transactions are within the scope of Accounting Standards Codification ("ASC") 606, which are presented in the consolidated statements of income as components of noninterest income:

Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer's deposited funds and is generally terminable at will by either party. The contract permits the customer to access the funds on deposit and request additional services for which the Company earns a fee, including non-sufficient funds and analysis charges, related to the deposit account. Income for deposit accounts is recognized over the statement cycle period (typically on a monthly basis) or at the time the service is provided, if additional services are requested.

Small Business Administration ("SBA") loan fees: Origination fees on SBA loans are recognized into income up to the amount of the cost of making the loan as is done with other loans. The remainder is deferred and taken into income over the life of the loan. A portion of proceeds from the sale of SBA loans is taken into income while the remainder is deferred over the life of the loan.

ATM fee income: A contract between the Company, as a card-issuing bank, and its customers whereby the Company receives a transaction fee from the merchant's bank whenever a customer uses a debit or credit card to make a purchase. These fees are earned as the service is provided (i.e., when the customer uses a debit or ATM card).

Other noninterest income: Other noninterest income includes several items, such as wire transfer income, check cashing fees, and safe deposit box rental fees. This income is generally recognized at the time the service is provided and/or the income is earned.

Reclassification

Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis and had no effect on stockholders' equity or net income.

(2)   Investment Securities

Investment securities available-for-sale at December 31, 2024 and 2023 are as follows: (in thousands)

December 31, 2024	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
U.S. Treasury securities	$	5,187	$	—	$	(620)	$	4,567
Municipal securities - tax exempt		520		—		(87)		433
Municipal securities - taxable		2,041		—		(370)		1,671
U. S. Government sponsored enterprises		11,837		—		(3,356)		8,481
Government agency mortgage-backed securities		15,076		—		(2,732)		12,344
Corporate securities		9,486		67		(547)		9,006
Total	$	44,147	$	67	$	(7,712)	$	36,502
December 31, 2023								
U.S. Treasury securities	$	5,147	$	—	$	(649)	$	4,498
Municipal securities - tax exempt		527		—		(85)		442
Municipal securities - taxable		2,530		—		(395)		2,135
U. S. Government sponsored enterprises		11,837		—		(3,207)		8,630
Government agency mortgage-backed securities		18,643		—		(2,695)		15,948
Corporate securities		18,355		30		(1,477)		16,908
Total	$	57,039	$	30	$	(8,508)	$	48,561

Investment securities held-to-maturity at December 31, 2024 and 2023 are as follows: (in thousands)

December 31, 2024	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value		Estimated Allowance for Credit Losses
U.S. Treasury securities	$	—	$	—	$	—	$	—	$	—
Government agency mortgage-backed securities		715		—		(103)		612		—
Corporate securities		26,629		211		(166)		26,674		(45)
Total	$	27,344	$	211	$	(269)	$	27,286	$	(45)
December 31, 2023										
U.S. Treasury securities	$	999	$	—	$	(4)	$	995	$	—
Government agency mortgage-backed securities		795		—		(76)		719		—
Corporate securities		32,457		58		(394)		32,121		(45)
Total	$	34,251	$	58	$	(474)	$	33,835	$	(45)

The Bank recorded $32,000 of provision for credit losses on held-to-maturity securities on January 1, 2023 upon adoption of ASC 326, and recorded no additional provision for credit losses for the year ended December 31, 2024 and recorded provision for credit loss of $13,000 for held-to-maturity securities for the year ended December 31, 2023.

Investment securities available-for-sale in an unrealized loss position at December 31, 2024 and 2023 are as follows: (in thousands)

December 31, 2024	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	$ —	$ 4,567	$ (620)	$ 4,567	$ (620)
Municipal securities - tax exempt	—	—	433	(87)	433	(87)
Municipal securities - taxable	—	—	1,671	(370)	1,671	(370)
U. S. Government sponsored enterprises	—	—	8,481	(3,356)	8,481	(3,356)
Government agency mortgage-backed securities	—	—	12,344	(2,732)	12,344	(2,732)
Corporate securities	—	—	5,446	(547)	5,446	(547)
Total	$ —	$ —	$ 32,942	$ (7,712)	$ 32,942	$ (7,712)
December 31, 2023						
U.S. Treasury securities	$ —	$ —	$ 4,498	$ (649)	$ 4,498	$ (649)
Municipal securities - tax exempt	—	—	442	(85)	442	(85)
Municipal securities - taxable	—	—	2,135	(395)	2,135	(395)
U. S. Government sponsored enterprises	—	—	8,630	(3,207)	8,630	(3,207)
Government agency mortgage-backed securities	—	—	15,948	(2,695)	15,948	(2,695)
Corporate securities	5,557	(214)	8,774	(1,263)	14,331	(1,477)
Total	$ 5,557	$ (214)	$ 40,427	$ (8,294)	$ 45,984	$ (8,508)

There were 47 available-for-sale securities in an unrealized loss position for 12 months or greater totaling $7.7 million as of December 31, 2024. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades and are reviewed regularly. Four of the securities are agency bonds and five are U.S. Treasury bonds, so all of these are direct obligations of the U.S. Government. Twenty-four of the securities are mortgage-backed bonds that have the direct or implied backing of the U.S. Government. Three of the bonds are municipal securities and the remaining eleven securities are corporate securities that are either trust preferred securities or subordinated debentures where the Bank performs a credit review regularly and such review has raised no concerns.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises ("GSEs"), and the U.S. Treasury, including notes and mortgage backed securities, accounted for the majority of the available-for-sale portfolio as of December 31, 2024, and the Bank expects no credit losses on these securities, given the explicit and implicit guarantees provided by the U.S. federal government. The available-for-sale portfolio also includes corporate securities, but are underwritten as loans with features that are typically found in commercial loans. Accordingly, the Bank monitors the credit quality of these corporate bonds through quarterly credit reviews to determine impairment, if any. The decline in fair value is attributable to changes in interest rates, and not credit quality, and the Bank does not have the intent to sell the U.S. government and agencies debt securities and the corporate securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Bank does not consider impairments on these securities to be credit related as of December 31, 2024 and no allowance for credit loss is required.

The amortized cost and estimated fair value of investment securities available-for-sale and held to maturity at December 31, 2024, by contractual maturity, are shown below. Maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties. (in thousands):

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$ —	$ —	$ 3,953	$ 3,930
Greater than 1 to 5 years	6,974	6,730	10,396	10,428
Greater than 5 to 10 years	11,762	10,130	12,280	12,316
Greater than 10 years	10,335	7,298	—	—
	29,071	24,158	26,629	26,674
Government agency mortgage-backed securities	15,076	12,344	715	612
Total	$ 44,147	$ 36,502	$ 27,344	$ 27,286

There were $8.8 million and $0 sales of investment securities available-for-sale in 2024 and 2023, respectively, with gross losses of $385,000 and no gross gains in 2024.

Available-for-sale securities with a carrying value of approximately $9.6 million and $4.2 million were pledged to secure public deposits at both December 31, 2024 and 2023, respectively.

(3)   Loans and Allowance for Credit Losses

Major classifications of loans, by collateral code, at December 31, 2024 and 2023 are summarized as follows: (in thousands)

	December 31, 2024	December 31, 2023
Commercial (secured by real estate - owner occupied)	$ 156,923	$ 157,691
Commercial (secured by real estate - non-owner occupied)	166,662	145,100
Commercial and industrial	148,150	140,407
Construction, land and acquisition & development	67,622	47,685
Residential mortgage 1-4 family	54,142	53,650
Consumer installment	120,616	115,343
Total	714,115	659,876
Less allowance for credit losses	(8,496)	(8,921)
Total loans, net	$ 705,619	$ 650,955

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in the Atlanta, Georgia Metropolitan Statistical Area. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. The Bank has specialized expertise in lending to dentists and dental practices, with dental practice loans totaling $185.4 million, or 26.0%, and $176.1 million, or 26.7% of our loan portfolio, as of December 31, 2024 and 2023, respectively. The majority of these loans are commercial and industrial credits for practice acquisitions and equipment financing with the remainder being owner-occupied real estate. Accrued interest on loans totaled $2.3 million on December 31, 2024 and $2.1 million on December 31, 2023 and is included in other assets on the consolidated balance sheet.

The following table presents a rollforward of the allowance for credit losses on loans as follows (in thousands):

	Commercial (Secured by Real Estate - Owner Occupied)		Commercial (Secured by Real Estate - Non- Owner Occupied)		Commercial and Industrial		Construction, Land and Acquisition & Development		Residential Mortgage		Consumer Installment		Unallocated		Total	
Allowance for Credit Loss																
Allowance for Credit Loss																
Beginning balance December 31, 2023	$	1,397	$	1,298	$	1,806	$	927	$	1,038	$	1,534	$	921	$	8,921
Provision		(315)		(19)		(62)		207		239		543		(368)		225
Charge-offs		—		(164)		—		—		(50)		(527)		—		(741)
Recoveries		—		—		9		—		—		82		—		91
Ending balance December 31, 2024	$	1,082	$	1,115	$	1,753	$	1,134	$	1,227	$	1,632	$	553	$	8,496
Allowance for Credit Loss																
Beginning balance, December 31, 2022	$	2,403	$	2,079	$	2,292	$	487	$	345	$	1,675	$	44	$	9,325
Provision		(810)		(781)		(484)		440		644		114		877		—
Charge-offs		(204)		—		(3)		—		—		(307)		—		(514)
Recoveries		8		—		1		—		49		52		—		110
Ending balance, December 31, 2023	$	1,397	$	1,298	$	1,806	$	927	$	1,038	$	1,534	$	921	$	8,921

The Bank individually evaluates all loans that are on nonaccrual status or are rated substandard (as described below). A loan is considered individually evaluated when, based on current events and circumstances, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Individually evaluated loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest payments received on individually evaluated loans are applied as a reduction of the outstanding principal balance.

Allowance for credit loss on unfunded commitments for the year ended December 31, 2024 and 2023 is summarized below:

		For the Year ended		
		December 31, 2024		December 31, 2023
(in thousands)				
Beginning balance	$	531	$	—
Provision upon adoption		—		586
Provision		213		(55)
Ending Balance	$	744	$	531

Collateral-Dependent Loans

The Bank classifies a loan as collateral-dependent when our borrower is experiencing financial difficulty, and we expect repayment to be provided substantially through the operation or sale of collateral. Our commercial loans have collateral that is comprised of real estate and business assets. Our consumer loans have collateral that is substantially comprised of residential real estate. There were no significant changes in the extent to which collateral secures our collateral-dependent loans during the year ended December 31, 2024, and we had $2.0 million and $1.4 million of collateral-dependent loans without an allowance and no collateral-dependent loans with an allowance at December 31, 2024 and December 31, 2023, respectively.

The following table presents the aging of the recorded investment in past due loans, as well as the recorded investment in nonaccrual loans, as of December 31, 2024 and 2023 by class of loans: (in thousands)

December 31, 2024	30 -59 Days Past Due	60- 89 Days Past Due	90 Days or Greater Past Due	Total Accruing Loans Past Due	Nonaccrual with Allowance	Nonaccrual without Allowance	Current	Total
Commercial (secured by real estate - owner occupied)	$ 370	$ 320	$ —	$ 690	$ —	$ 1,996	$ 154,237	$ 156,923
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	152	166,510	166,662
Commercial and industrial	1	—	—	1	—	—	148,149	148,150
Construction, land and acquisition & development	—	—	—	—	—	17	67,605	67,622
Residential mortgage	1,117	97	—	1,214	—	2,313	50,615	54,142
Consumer installment	526	76	—	602	—	299	119,715	120,616
Total	$ 2,014	$ 493	$ —	$ 2,507	$ —	$ 4,777	$ 706,831	$ 714,115

December 31, 2023	30 -59 Days Past Due	60- 89 Days Past Due	90 Days or Greater Past Due	Total Accruing Loans Past Due	Nonaccrual with Allowance	Nonaccrual without Allowance	Current	Total
Commercial (secured by real estate - owner occupied)	$ —	$ —	$ —	$ —	$ —	$ —	$ 157,691	$ 157,691
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	4,505	140,595	145,100
Commercial and industrial	—	—	—	—	—	—	140,407	140,407
Construction, land and acquisition & development	—	—	—	—	—	—	47,685	47,685
Residential mortgage	2,534	—	—	2,534	—	2,504	48,612	53,650
Consumer installment	246	—	—	246	—	417	114,680	115,343
Total	$ 2,780	$ —	$ —	$ 2,780	$ —	$ 7,426	$ 649,670	$ 659,876

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Bank uses the following definitions for its risk ratings:

Special Mention. Loans have potential weaknesses that may, if not corrected, weaken or inadequately protect the Bank's credit position at some future date. Weaknesses are generally the result of deviation from prudent lending practices, such as over advances on collateral. Credits in this category should, within a 12-month period, move to Pass if improved or drop to Substandard if poor trends continue.

Substandard. Inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Loans have a well-defined weakness or weaknesses such as primary source of repayment is gone or severely impaired or cash flow is insufficient to reduce debt. There is a distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans have weaknesses of those classified Substandard, with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable. The likelihood of a loss on an asset or portion of an asset classified Doubtful is high.

Loss. Loans considered uncollectible and of such little value that the continuance as a Bank asset is not warranted. This does not mean that the loan has no recovery or salvage value, but rather the asset should be charged off even though partial recovery may be possible in the future.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of December 31, 2024 and 2023, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows: (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolvers	Total
Pass								
Commercial (secured by real estate - owner occupied)	$ 14,663	$ 13,787	$ 24,695	$ 20,821	$ 20,742	$ 55,399	$ 4,519	$ 154,626
Commercial (secured by real estate - non-owner occupied)	39,237	24,280	39,334	27,344	4,710	24,269	6,776	165,950
Commercial and industrial	24,559	20,808	18,352	26,309	13,280	33,914	10,928	148,150
Construction, land and acquisition & development	43,503	16,831	5,770	1,026	101	374	-	67,605
Residential mortgage	4,127	6,605	5,970	2,022	1,478	24,811	6,345	51,358
Consumer installment	50,830	27,834	29,226	9,488	2,022	597	101	120,098
Total pass	176,919	110,145	123,347	87,010	42,333	139,364	28,669	707,787
Special Mention								
Commercial (secured by real estate - owner occupied)	—	—	—	—	—	301	—	301
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	534	—	534
Commercial and industrial	—	—	—	—	—	—	—	—
Construction, land and acquisition & development	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	212	—	212
Consumer installment	6	80	76	48	8	—	—	218
Total special mention	6	80	76	48	8	1,047	—	1,265
Substandard								
Commercial (secured by real estate - owner occupied)	—	—	—	—	—	1,996	—	1,996
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	178	—	178
Commercial and industrial	—	—	—	—	—	—	—	—
Construction, land and acquisition & development	—	—	—	—	17	—	—	17
Residential mortgage	—	—	185	185	96	2,106	—	2,572
Consumer installment	—	90	50	153	3	4	—	300
Total substandard	—	90	235	338	116	4,284	—	5,063
Total	$ 176,925	$ 110,315	$ 123,658	$ 87,396	$ 42,457	$ 144,695	$ 28,669	$ 714,115
Current year to date period gross charge-offs								
Commercial (secured by real estate - owner occupied)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	164	—	164
Commercial and industrial	—	—	—	—	—	—	—	—
Construction, land and acquisition & development	—	—	—	—	—	—	—	—
Residential mortgage	—	—	5	—	—	45	—	50
Consumer installment	6	76	360	79	—	6	—	527
Total current period gross write-offs	$ 6	$ 76	$ 365	$ 79	$ —	$ 215	$ —	$ 741

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolvers	Total
Pass								
Commercial (secured by real estate - owner occupied)	$ 11,210	$ 23,441	$ 29,832	$ 22,982	$ 11,287	$ 49,744	$ 8,863	$ 157,359
Commercial (secured by real estate - non-owner occupied)	32,830	37,395	25,702	4,436	10,015	15,546	10,562	136,486
Commercial and industrial	22,473	21,590	27,252	14,764	16,697	25,317	12,314	140,407
Construction, land and acquisition & development	21,557	17,392	5,034	721	216	210	2,534	47,664
Residential mortgage	5,354	5,672	2,447	1,289	1,424	28,710	5,736	50,632
Consumer installment	42,601	46,869	17,488	4,866	1,919	247	543	114,533
Total pass	136,025	152,359	107,755	49,058	41,558	119,774	40,552	647,081
Special Mention								
Commercial (secured by real estate - owner occupied)	—	—	—	—	—	332	—	332
Commercial (secured by real estate - non-owner occupied)	—	—	3,539	—	—	540	—	4,079
Commercial and industrial	—	—	—	—	—	—	—	—
Construction, land and acquisition & development	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	222	—	222
Consumer installment	73	190	99	21	31	—	—	414
Total special mention	73	190	3,638	21	31	1,094	—	5,047
Substandard								
Commercial (secured by real estate - owner occupied)	—	—	—	—	—	—	—	—
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	4,535	-	4,535
Commercial and industrial	—	—	—	—	—	—	—	—
Construction, land and acquisition & development	—	—	—	21	—	—	—	21
Residential mortgage	—	202	108	107	113	2,266	—	2,796
Consumer installment	50	205	118	11	12	—	—	396
Total substandard	50	407	226	139	125	6,801	-	7,748
Total	$ 136,148	$ 152,956	$111,619	$ 49,218	$ 41,714	$127,669	$ 40,552	$ 659,876
Gross charge-offs								
Commercial (secured by real estate - owner occupied)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial (secured by real estate - non-owner occupied)	—	—	—	—	—	204	—	204
Commercial and industrial	—	—	—	—	—	3	—	3
Construction, land and acquisition & development	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	—	—	—
Consumer installment	9	159	125	14	—	—	—	307
Total current period gross write-offs	$ 9	$ 159	$ 125	$ 14	$ —	$ 207	$ —	$ 514

There was one commercial (secured by real estate - owner occupied) loan modification to a borrower with financial difficulty during the year ended December 31, 2024 for $2.0 million and is current. The loan modification provided for a six-month period with fixed payments of $5,000. There were no loan modifications to a borrower with financial difficulty during the year ended December 31, 2023.

No loan modifications made to a borrower with financial difficulty subsequently defaulted during the years ended December 31, 2024 and 2023.

(4)   Premises and Equipment

Premises and equipment at year ended December 31, 2024 and 2023 are summarized as follows: (in thousands)

	December 31, 2024	December 31, 2023
Land	$ 373	$ 373
Buildings	4,360	4,356
Leasehold improvements	912	912
Equipment and furniture	4,597	4,232
Construction in process	277	226
Automobile	66	66
	10,585	10,165
Less: Accumulated depreciation	7,324	6,368
	$ 3,261	$ 3,797

Depreciation expense was approximately $948,000 and $980,000 for the years ended December 31, 2024 and 2023, respectively.

(5)   Intangible Assets

The core deposit premium intangible asset had a gross carrying amount of $1.9 million and accumulated amortization of $956,000 at December 31, 2024. The core deposit premium intangible asset had a gross carrying amount of $1.9 million and accumulated amortization of $765,000 at December 31, 2023. Aggregate amortization expense for the years ended was $191,000 during 2024 and 2023.

The following table shows the estimated future amortization of the core deposit premium intangible asset for the next five years (in thousands). The projections of amortization expense are based on existing asset balances as of December 31, 2024.

Years ending December 31,	
2025	$ 191
2026	191
2027	191
2028	191
2029	193
Total	$ 957

Goodwill acquired through acquisition was $17.2 million at December 31, 2024 and 2023. The Company tested for impairment during the year and determined there was no impairment of goodwill during 2024 and 2023. No impairment loss was recognized during 2024 and 2023.

(6)   Leases

Substantially all of the leases in which the Company is the lessee are comprised of real estate for branches and office space with terms extending through 2027. All of our leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated balance sheet. With the adoption of Topic 842, operating lease arrangements are required to be recognized on the consolidated balance sheet as a ROU asset and a corresponding lease liability. The following table represents the consolidated balance sheet classification of the Company's ROU assets and liabilities.

	Classification	December 31, 2024		December 31, 2023	
Assets					
Operating lease right-of-use assets	Other assets	$	1,265	$	1,746
Liabilities					
Operating lease liabilities	Other liabilities	$	1,583	$	2,158

The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated balance sheet.

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.

For the years ended December 31, 2024 and 2023 operating lease cost was $559,000 and $550,000, respectively. As of December 31, 2024, the weighted average remaining lease term was 2.54 years and the weighted average discount rate was 1.88%. The following table represents the future maturities of the Company's operating lease liabilities and other lease information.

(dollars in thousands)

Years ending December 31,	Lease Liability	
2025	$	627
2026		645
2027		351
Total lease payments	$	1,623
Less: interest		40
Present value of lease liabilities	$	1,583

Supplemental Lease Information:	December 31, 2024		December 31, 2023	
Cash paid for amounts included in the measurement of lease liabilities:	(dollars in thousands)			
Operating cash flows from operating leases (cash payments)	$	610	$	586
Operating lease right-of-use assets obtained in exchange for leases entered into during the period		—		—

(7) Deposits

At December 31, 2024, contractual maturities of certificates of deposit are summarized as follows: (in thousands).

Years ending December 31,		
2024	$	123,929
2025		40,128
2026		17,756
2027		36,633
2028		1,186
Thereafter		3,808
Total	$	223,440

The aggregate amounts of certificates of deposit of $250,000 or more, the standard FDIC deposit insurance coverage limit per depositor, were approximately $35.2 million and $31.2 million at December 31, 2024 and 2023, respectively. Due to the

FDIC insurance coverage rules and limits for a depositor's specific group of deposit accounts, it is important to note not all deposits in excess of $250,000 are uninsured.

Brokered certificates of deposit ("CDs") totaled $106.3 million and $107.3 million at December 31, 2024 and 2023. At December 31, 2024 brokered CDs had a weighted average rate of 4.50% and a weighted average maturity of 19 months.

(8) **Borrowings**

At December 31, 2024 and 2023, the Bank had a line of credit totaling $40.0 million and $64.0 million, respectively, from the FHLB, which is reviewed annually by the FHLB.

The following advances were outstanding at December 31, 2024: (in thousands)

Advance Date	Advance	Interest Rate	Maturity	Rate	Call Feature
1/6/2023	$ 10,000	4.22%	1/6/2026	Fixed	N/A
1/6/2023	10,000	3.94%	1/6/2028	Fixed	N/A
10/25/2023	10,000	3.99%	10/25/2028	Convertible	10/25/2024
7/11/2024	14,000	3.50%	7/11/2029	Convertible	1/1/2025
12/13/2024	10,000	3.55%	12/13/2029	Convertible	6/13/2025
	$ 54,000				

There was $4.8 million and $0 outstanding under the Bank Term Funding Program at December 31, 2024 and December 31, 2023 respectively. The bank had one security pledged in the amount of $4.8 million under the Bank Term Funding Program. The following advances under Bank Term advances, which require interest paid in full at maturity, were outstanding at December 31, 2024: (in thousands).

Advance Date	Advance	Interest Rate	Maturity	Rate
1/17/2024	$ 4,815	4.85%	1/17/2025	Fixed

At December 31, 2024 and 2023, the FHLB advances were collateralized by certain loans which totaled approximately $434.5 million and $392.6 million at December 31, 2024 and 2023, respectively, and by the Company's investment in FHLB stock which totaled approximately $3.2 million and $2.5 million at December 31, 2024 and 2023, respectively.

The Company had one FHLB letter of credit of $12.5 million, used to collateralize public deposits, at both December 31, 2024 and 2023.

At December 31, 2024 and 2023 the Bank had unsecured federal funds lines of credit of $32.5 million, for which none was outstanding as of December 31, 2024 and 2023. The Bank also has a line of $65.1 million and $67.4 million with the Federal Reserve Bank of Atlanta Discount Window secured by $84.0 million and $96.1 million in loans as of December 31, 2024 and 2023, respectively. No amount was outstanding on the Discount Window as of December 31, 2024 or 2023.

(9) **Income Taxes**

The components of income tax expense for the years ended December 31, 2024 and 2023 are as follows: (in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Current	$ 1,379	$ 1,541
Deferred expense	162	399
	$ 1,541	$ 1,940

The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes for the years ended December 31, 2024 and 2023 is as follows: (dollars in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Statutory Federal tax rate	21%	21%
Pretax income at statutory rate	$ 1,466	$ 1,761
State income tax, net of federal benefit	92	218
Cash surrender value of life insurance	(84)	(76)
Permanent adjustments	102	53
Other	(35)	(16)
Actual tax expense 22.1% and 23.6%, respectively	$ 1,541	$ 1,940

The following summarizes the sources and expected tax consequences of future deductions or income for income tax purposes which comprised the net deferred taxes at December 31, 2024 and 2023: (in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Deferred income tax assets:		
Allowance for credit losses	$ 2,372	$ 2,426
Deferred compensation	450	566
Net operating losses	1,358	1,522
Unrealized loss on investment securities available-for-sale	1,934	2,145
Fair value adjustments	93	133
Right-of-use liability	404	551
Other	121	289
Total deferred income tax assets	6,732	7,632
Deferred income tax liabilities:		
Core deposit intangible	244	293
Premises and equipment	281	558
Right-of -use asset	370	511
Other	75	135
Total deferred income tax liabilities	970	1,497
Net deferred income tax asset	$ 5,762	$ 6,135

The Company establishes a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company believes that it will have sufficient earnings to realize its deferred tax asset and has not provided an allowance.

The Company is subject to federal income tax and income tax of state taxing authorities. The Company's federal and state income tax returns for the years ended December 31, 2024, 2023, 2022 and 2021 are open to audit under the statutes of limitations. The Company has approximately $5.1 million of Federal net operating loss carryforwards and $6.5 million of state net operating loss carryforwards that will begin to expire in 2032.

Prior to January 1, 1996, the Bank was permitted under the Internal Revenue Code (the "Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 2024 includes approximately $3.6 million for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

(10)   Employee Stock Ownership Plan

The Company sponsors an employee stock ownership plan ("ESOP") that covers all employees who meet certain service requirements. The Company makes annual contributions to the ESOP in amounts as defined by the plan document. These contributions are used to pay debt service and purchase additional shares. Certain ESOP shares are pledged as collateral for debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year.

In 2017, the ESOP borrowed $3.0 million payable to the Company for the purpose of purchasing shares of the Company's common stock. A total of 295,499 shares were purchased with the loan proceeds as part of the Company's initial stock offering. In January 2021, the ESOP borrowed $3.0 million payable to the Company for the purpose of purchasing additional shares of the Company's common stock. A total of 225,721 shares were purchased with the loan proceeds as part of the Company's stock offering. The balance of the note payable of the ESOP was $5.0 million and $5.1 million at December 31, 2024 and 2023, respectively. Because the source of the loan payments are contributions received by the ESOP from the Company, the related notes receivable is shown as a reduction of stockholders' equity. As of December 31, 2024 and 2023, 122,000 shares and 101,000 shares have been released, respectively.

(11)   Benefit Plans

The Company has a profit sharing plan to provide retirement benefits for all employees. Contributions have been paid in the past to a trust fund annually by the Company in an amount determined by the board of directors. No contributions were made to the plan for the plan years ended December 31, 2024 and 2023 as the board of directors adopted an incentive program and paid cash bonuses rather than having contributions made to the profit sharing plan.

In 2014, the Company added a 401(k) feature to the profit sharing plan that covers substantially all employees. Under the terms of the feature, the Company may make matching contributions to the plan and the employees can contribute up to the maximum amounts allowed by Internal Revenue Service guidelines. The contribution expense related to the 401(k) feature totaled $266,000 and $217,000 for the plan years ended December 31, 2024 and 2023, respectively.

The Company sponsors a deferred compensation plan for directors. Under this plan, participating directors may defer their Board fees and receive the deferred amounts plus interest upon completion of their time as a director or at their election. The cumulative deferred contributions for the directors in the plan and earnings thereon at December 31, 2024 and 2023 totaled approximately $1.1 million and $1.6 million, respectively. These amounts are included in other liabilities in the accompanying consolidated balance sheets. No contributions have been made to the plan since 2015 as the plan was frozen as of June 30, 2015.

The Company has a supplemental executive retirement plan ("SERP") for one of its executives. This normal retirement benefit consists of a monthly benefit payment equal to the amount that is paid from the annuity contract designated under the SERP. The normal retirement benefit will commence on the first day of the second month following the date of the executive's separation from service, payable monthly and continuing for the executive's lifetime. The monthly benefit equals $8,333. If the executive dies after benefit payments have commenced but before receiving a total of 180 monthly payments, the Company shall pay to the executive's beneficiary the greater of (i) the account balance or (ii) the present value of the remaining payments to satisfy a total of 180 monthly payments. Such death benefit shall be payable in a lump sum no later than 60 days from the date of death. If the executive dies after receiving 180 or more benefit payments, the SERP will terminate and no additional payments will be made. The accrued liability for the plan at December 31, 2024 and 2023 was approximately $524,000 and $501,000, respectively and is recorded in other liabilities. The related expense for the plan was approximately $23,000 in 2024 and 2023, respectively. There was no earnings from the increase in the value of the annuity for the years ending December 31, 2024 and 2023. The carrying value of the annuity was approximately $956,000 for the years ended December 31, 2024 and 2023 and is recorded in other assets.

(12) **Stock-Based Compensation Plans**

The Company may grant stock options and restricted stock under its stock-based compensation plans to certain officers, employees and directors. These plans are administered by a committee of the board of directors. In 2018, with subsequent shareholder approval, the 2018 Equity Incentive Plan was approved up to 133,987 shares of common stock and up to 334,970 stock options.

In 2022, shareholders approved the Company's 2022 Equity Incentive Plan, which authorizes the issuance of up to 148,060 shares of common stock pursuant to restricted stock grants and up to 370,150 shares of common stock pursuant to the exercise of options.

A Black-Scholes model is utilized to estimate the fair value of stock option grants, while the market price of the Company's stock at the date of grant is used to estimate the fair value of restricted stock awards. The weighted average assumptions used in the Black-Scholes model for valuing stock option grants during 2023 were as follows: dividend yield of 0%, expected volatility of 27.59%, risk-free interest rate of 4.35%, expected average life of 7.37, and weighted average per share fair value of options of $5.92.

A summary of the Company's stock option activity is summarized below.

Stock Options	Option Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding - December 31, 2022	481,519	$ 12.21	8.45	$ 1,522
Granted	175,000	14.42		
Exercise of stock options*	(8,753)	11.14		
Forfeited	(10,000)	14.85		
Outstanding - December 31, 2023	640,766	12.58	7.75	$ 1,419
Exercisable - December 31, 2023	225,739	10.81	6.39	$ 901
Outstanding - December 31, 2024	640,766	12.58	6.75	$ 5,724
Exercisable - December 31, 2024	360,227	$ 11.51	5.92	$ 3,603

* The terms of the stock option agreements permit having a number of shares of stock withheld, the fair market value of which as of the date of exercise is sufficient to satisfy the exercise price and/or tax withholding requirements. All 2023 exercises of stock options were exercised in this manner.

Intrinsic value represents the amount by which the fair market value of the underlying stock exceeds the exercise price of the stock options. A summary of the Company's restricted stock activity is summarized below.

Restricted Stock	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Outstanding - December 31, 2022	169,504	$ 11.97
Granted	45,101	14.47
Vested	(48,014)	12.30
Outstanding - December 31, 2023	166,591	13.46
Vested *	(58,982)	11.86
Outstanding December 31, 2024	107,609	$ 13.88

* The terms of the restricted stock agreements permit the surrender of shares of the Company upon vesting in order to satisfy applicable tax withholding requirements at the minimum statutory withholding rate, and accordingly, 7,030 and 3,417 shares were surrendered during the year ended December 31, 2024 and 2023, respectively.

The Company recognized approximately $1.3 million and $1.1 million of stock-based compensation expense (included in salary and employee benefits on the consolidated statements of income) during 2024 and 2023, respectively, associated with its common stock awards granted to directors and officers. This expense is net of approximately $149,000 and $46,000 during the years ended December 31, 2024 and 2023 for shares surrendered to satisfy applicable tax withholding requirements.

As of December 31, 2024, there was approximately $2.5 million of unrecognized compensation cost related to equity award grants. The cost is expected to be recognized over the remaining vesting period of approximately 1.6 years.

(13) **Regulatory Matters**

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Assets. Management believes, as of December 31, 2024 and 2023, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2024 and 2023, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1 risk-based, total risk-based, Tier I risk-based and Tier I leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios for December 31, 2024 and 2023 are presented in the table below. (dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024:						
Common Equity Tier 1 (to Risk Weighted Assets)	$ 103,955	12.96%	$ 36,095	4.50%	$ 52,138	6.50%
Total Capital (to Risk Weighted Assets)	113,256	14.12%	64,168	8.00%	80,210	10.00%
Tier I Capital (to Risk Weighted Assets)	103,955	12.96%	48,127	6.00%	64,168	8.00%
Tier I Capital (to Average Assets)	103,955	12.01%	34,623	4.00%	43,279	5.00%
As of December 31, 2023:						
Common Equity Tier 1 (to Risk Weighted Assets)	$ 101,937	12.82%	$ 35,781	4.50%	$ 51,684	6.50%
Total Capital (to Risk Weighted Assets)	111,138	13.97%	63,644	8.00%	79,555	10.00%
Tier I Capital (to Risk Weighted Assets)	101,937	12.82%	47,708	6.00%	63,644	8.00%
Tier I Capital (to Average Assets)	101,937	11.66%	34,970	4.00%	43,712	5.00%

(14)   Related Party Transactions

The Company conducts transactions with its directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans: (in thousands).

	For Year Ended December 31, 2024	For Year Ended December 31, 2023
Beginning balance	$ 662	$ 416
Loans advanced	70	496
Repayments	(710)	(250)
Ending balance	$ 22	$ 662

The aggregate amount of deposits from directors and executive officers and their affiliates amounted to $5.2 million and $3.8 million at December 31, 2024 and 2023, respectively.

(15)   Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments could include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

In most cases, the Bank requires collateral or other security to support financial instruments with credit risk.

	December 31, 2024	December 31, 2023
Financial instruments whose contract amounts represent credit risk: (in thousands)		
Commitments to extend credit	$ 91,136	$ 79,949
Letters of credit	—	376

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

(16)   Fair Value Measurements and Disclosures

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as individually evaluated loans and other real estate owned. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and Cash Equivalents

The carrying value of cash and cash equivalents is a reasonable estimate of fair value.

Investment Securities

Available-for-sale securities are recorded at market value and held-to-maturity securities are carried at amortized cost. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities include mortgage-backed securities issued by government sponsored enterprises and state, county and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Bank Owned Life Insurance

The carrying value of bank owned life insurance approximates fair value.

Other Investments

The carrying value of other investments includes FHLB Stock and FNBB stock and approximates fair value.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered individually evaluated and a specific reserve is established within the allowance for credit losses. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are individually evaluated. Once a loan is identified as individually evaluated, management measures impairment in accordance with GAAP. The fair value of individually evaluated loans is estimated using one of three methods, including collateral value, market value of similar debt, and discounted cash flows. Those individually evaluated loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. In accordance with GAAP, individually evaluated loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the individually evaluated loan as nonrecurring Level 2. When an appraised value is used or an appraisal is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the individually evaluated loan as nonrecurring Level 3. For disclosure purposes, the fair value of fixed rate loans which are not considered individually evaluated are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For collectively evaluated variable rate loans, the carrying amount is a reasonable estimate of fair value for disclosure purposes.

Other Real Estate Owned

Other real estate properties are adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate assets are carried at fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Bank records the other real estate as nonrecurring Level 2. When an appraised value is used or an appraisal is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the other real estate asset as nonrecurring Level 3.

Deposits

The fair value of savings accounts, interest-bearing checking accounts, noninterest-bearing checking accounts and market rate checking accounts is the amount payable on demand at the reporting date, while the fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

FHLB Advances and Other Borrowings

Federal Home Loan Bank advances are carried at cost and the fair value is obtained from the Federal Home Loan Bank of Atlanta. Federal Funds Purchased are carried at cost and because they are overnight funds, the carrying value is a reasonable estimate of fair value.

Assets Recorded at Fair Value on a Recurring Basis

The Company's only assets recorded at fair value on a recurring basis are available-for-sale securities that had a fair value of $36.5 million and $48.6 million at December 31, 2024 and 2023, respectively. They are classified as Level 2.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2024 and 2023 (in thousands).

December 31, 2024	Level 1	Level 2	Level 3	Total
Other real estate owned	$ —	$ —	$ —	$ —
Collateral dependent loans	—	—	2,000	2,000
Total assets at fair value	$ —	$ —	$ 2,000	$ 2,000

December 31, 2023	Level 1	Level 2	Level 3	Total
Other real estate owned	$ —	$ —	$ 2,850	$ 2,850
Collateral dependent loans	—	—	1,440	1,440
Total assets at fair value	$ —	$ —	$ 4,290	$ 4,290

The carrying amounts and estimated fair values (in thousands) of the Company's financial instruments at December 31, 2024 and 2023 are as follows:

| | | December 31, 2024 | | December 31, 2023 | |
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:					
Cash and cash equivalents	Level 1	$ 41,425	$ 41,425	$ 50,026	$ 50,026
Investment securities available-for-sale	Level 2	36,502	36,502	48,561	48,561
Investment securities held-to-maturity	Level 2	27,299	27,286	34,206	33,835
Other investments	Level 3	6,175	6,175	5,434	5,434
Loans, net	Level 3	705,619	693,346	650,955	635,957
Financial liabilities:					
Deposits	Level 2	673,481	672,708	674,443	673,854
FHLB advances and other borrowings	Level 3	58,815	58,944	40,000	39,830

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17)   Condensed Parent Company Only Financial Information

A condensed summary of Affinity Bancshares, Inc.'s financial information is shown.

Parent Only Condensed Balance Sheets

| | December 31, 2024 | December 31, 2023 |
	(in thousands)	
Assets		
Cash in bank subsidiary	$ 5,126	$ 6,739
Investment in subsidiary, at underlying equity	117,220	108,269
Loan receivable - ESOP	4,971	5,134
Other assets	1,983	1,482
Total assets	$ 129,300	$ 121,624
Liabilities and Stockholders' Equity		
Liabilities:		
Other liabilities	$ 185	$ 108
Total liabilities	185	108
Stockholders' equity:		
Total stockholders' equity	129,115	121,516
Total liabilities and stockholders' equity	$ 129,300	$ 121,624

Parent Only Condensed Statements of Income

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(in thousands)	
Interest income:		
Income on ESOP loan	$ 167	$ 172
Total interest income	167	172
Interest expense:		
Interest expense on borrowings	—	—
Total interest expense	—	—
Net interest income	167	172
Noninterest expenses:		
Other noninterest expense	2,020	540
Loss before income taxes	(1,853)	(368)
Income tax benefit	502	108
Loss before equity in undistributed earnings of Bank	(1,351)	(260)
Equity in undistributed earnings of Bank	6,792	6,708
Net income	$ 5,441	$ 6,448

Parent Only Condensed Statements of Cash Flows

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 5,441	$ 6,448
Adjustments to reconcile net income to net cash used in operating activities		
Equity in undistributed earnings of Bank	(6,792)	(6,708)
Other	(593)	(282)
Net cash used in operating activities	(1,944)	(542)
Cash flows from investing activities:		
Payments from ESOP loan	331	331
Net cash provided by investing activities	331	331
Cash flows from financing activities:		
Stock repurchase	—	(3,283)
Net cash used in financing activities	—	(3,283)
Net change in cash and cash equivalents	(1,613)	(3,494)
Cash and cash equivalents at beginning of period	6,739	10,233
Cash and cash equivalents at end of period	$ 5,126	$ 6,739

(18)   Subsequent Event

On February 27, 2025, the Company declared the payment of a special cash dividend. The dividend of $1.50 per share will be paid on March 27, 2025 to stockholders of record as of March 13, 2025.

On March 7, 2025, the Company adopted a stock repurchase program. Under the repurchase program, the Company may repurchase up to 320,480 shares of its common stock, or approximately 5% of the current outstanding shares.

ITEM 9.   **Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

ITEM 9A.   **Controls and Procedures**

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting As of December 31, 2024, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework (2013)." Based on such assessment, management believes that, As of December 31, 2024, the Company's internal control over financial reporting is effective, based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. As the Company is a non-accelerated filer, management's report is not subject to attestation by the Company's registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permit the Company to provide only the management's report in this annual report.

There were no changes made in our internal controls during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   **Other Information**

During the three months ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in Securities and Exchange Commission regulations.

PART III

ITEM 9C.   **Disclosure Regarding Foreign Jurisdictions That Prevent Inspections**

Not applicable.

ITEM 10.   **Directors, Executive Officers and Corporate Governance**

Affinity Bancshares, Inc. has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code is available on Affinity Bancshares, Inc.'s website at www.newtonfederal.com under "About Us – Investor Relations – Governance – Governance Documents."

The information contained under the sections captioned "Proposal I – Election of Directors" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

ITEM 11.   **Executive Compensation**

The information contained under the section captioned "Proposal I – Election of Directors – Executive Compensation" in the definitive Proxy Statement is incorporated herein by reference.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a)   Securities Authorized for Issuance under Stock-Based Compensation Plans

Set forth below is information as of December 31, 2024 with respect to compensation plans (other than our Employee Stock Ownership Plan) under which Company equity securities are authorized for issuance. Other than our Employee Stock Ownership Plan, we do not have any equity compensation plans that were not approved by our stockholders. Equity compensation plans approved by stockholders consist of the Affinity Bankshares, Inc. 2018 Equity Incentive Plan and Affinity Bancshares, Inc. 2022 Equity Incentive Plan.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price outstanding options, warrants and rights	Number of securities remaining available for future issuance under stock-based compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	640,766	$ 12.58	20,126
Equity compensation plans not approved by security holders	—	N/A	—
Total	640,766	$ 12.58	20,126

(b)   Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

(c)   Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

  (d)   Changes in Control

      Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence**

    The information required by this item is incorporated herein by reference to the sections captioned "Proposal I – Election of Directors – Transactions with Certain Related Persons," "– Board Independence" and "– Meetings and Committees of the Board of Directors" of the Proxy Statement.

ITEM 14.   **Principal Accountant Fees and Services**

    The information required by this item is incorporated herein by reference to the section captioned "Proposal II – Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement.

PART IV

ITEM 15.   **Exhibits and Financial Statement Schedules**

3.1   Articles of Incorporation of Affinity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Affinity Bancshares, Inc. (File No. 333-248745), initially filed with the Securities and Exchange Commission on September 11, 2020)

3.2   Bylaws of Affinity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Affinity Bancshares, Inc. (File No. 333-248745), initially filed with the Securities and Exchange Commission on September 11, 2020)

4.1   Form of Common Stock Certificate of Affinity Bancshares, Inc. (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of Affinity Bancshares, Inc. (File No. 333-248745), initially filed with the Securities and Exchange Commission on September 11, 2020)

4.2   Description of Affinity Bancshares, Inc. Securities (incorporated by reference to Exhibit 4.2 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on April 1, 2021)

10.1   Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of Community First Bancshares, Inc. (File No. 333-215041), initially filed with the Securities and Exchange Commission on December 12, 2016) †

10.2   Community First Bancshares, Inc. 2018 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement for the Annual Meeting of Stockholders of Community First Bancshares, Inc. (File No. 001-38074), filed with the Securities and Exchange Commission on July 18, 2018)†

10.3   [Intentionally omitted]

10.4   [Intentionally omitted]

10.5   Employment Agreement by and among Community First Bancshares, Inc., Newton Federal Bank and Edward J. Cooney (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K of Community First Bancshares, Inc. (File No. 001-38074), filed with the Securities and Exchange Commission on March 30, 2020)†

10.6   Supplemental Executive Retirement Plan, dated January 2, 2019, between Affinity Bank and Edward J. Cooney (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K of Community First Bancshares, Inc. (File No. 001-38074), filed with the Securities and Exchange Commission on March 30, 2020)†

10.7   [Intentionally omitted]

10.8   Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 of Community First Bancshares, Inc. (File No. 333-227212), initially filed with the Securities and Exchange Commission on September 6, 2018)†

10.9	Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 of Community First Bancshares, Inc. (File No. 333-227212), initially filed with the Securities and Exchange Commission on September 6, 2018)†
10.10	[Intentionally omitted]
10.11	Form of Addendum to Non-Qualified Stock Option Award Agreement† (incorporated by reference to Exhibit 10.11 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on April 1, 2021)
10.12	Form of Addendum to Incentive Stock Option Award Agreement† (incorporated by reference to Exhibit 10.12 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on April 1, 2021)
10.13	Form of Addendum to Restricted Stock Award Agreement† (incorporated by reference to Exhibit 10.13 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on April 1, 2021)
10.14	Amendment No. 1 to Community First Bancshares, Inc. 2018 Equity Incentive Plan† (incorporated by reference to Exhibit 10.14 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on April 1, 2021)
10.15	Employment Agreement with Clark Nelson (incorporated by reference to Exhibit 10.15 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on March 18, 2022)
10.16	Employment Agreement with Elizabeth Galazka (incorporated by reference to Exhibit 10.16 to the annual report on 10-K (File No. 001-39914) filed with the Securities and Exchange Commission on March 18, 2022)
10.17	Employment Agreement, dated as of May 24, 2021, by and among Affinity Bancshares, Inc., Affinity Bank and Brandi Pajot (incorporated by reference to Exhibit 10.1 to the current report on 8-K (File No. 001-39914) filed with the Securities and Exchange Commission on August 3, 2022)
10.18	Amendment 1 to Employment Agreement, dated as of August 2, 2022, by and among Affinity Bancshares, Inc., Affinity Bank and Brandi Pajot (incorporated by reference to Exhibit 10.2 to the current report on 8-K (File No. 001-39914) filed with the Securities and Exchange Commission on August 3, 2022)
10.19	Affinity Bancshares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the SEC on April 18, 2022 (File No. 001-39914))
19	Affinity Bancshares, Inc. Policy Regarding Insider Trading
21	Subsidiaries of Registrant
23	Consent of Wipfli LLP (U.S. PCAOB Auditor Firm ID 344)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101	The following materials from the Company's Annual Report on Form 10-K, formatted in inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements

†   Management contract or compensation plan or arrangement.

ITEM 16.   Form 10-K Summary

Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFINITY BANCSHARES, INC.

Date: March 21, 2025

By: /s/ Edward J. Cooney
Edward J. Cooney
Chief Executive Officer and Director
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Edward J. Cooney Edward J. Cooney	Chief Executive Officer and Director (Principal Executive Officer)	March 21, 2025
/s/ Brandi Pajot Brandi Pajot	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 21, 2025
/s/ William D. Fortson, Jr. William D. Fortson, Jr.	Chairman of the Board	March 21, 2025
/s/ Marshall L. Ginn Marshall L. Ginn	Director	March 21, 2025
/s/ Bob W. Richardson Bob W. Richardson	Director	March 21, 2025
/s/ Howard G. Roberts Howard G. Roberts	Director	March 21, 2025
/s/ Mark J. Ross Mark J. Ross	Director	March 21, 2025
/s/ Edward P. Stone Edward P. Stone	Director	March 21, 2025
/s/ Robin S. Reich Robin S. Reich	Director	March 21, 2025